   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 15, 1995

                                                       REGISTRATION NO. 33-
--------------------------------------------------------------------------------
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              THE FIRST YEARS INC.
                        (Formerly Kiddie Products, Inc.)
             (Exact name of registrant as specified in its charter)

          MASSACHUSETTS                          5098                        04-2149581
   (State or other jurisdiction      (Primary Standard Industrial         (I.R.S. Employer
of incorporation or organization)    Classification Code Number)       Identification Number)

                            ------------------------

           ONE KIDDIE DRIVE, AVON, MASSACHUSETTS 02322 (508) 588-1220 (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)
                            ------------------------

                                RONALD J. SIDMAN
                CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                              THE FIRST YEARS INC.
                                ONE KIDDIE DRIVE
                           AVON, MASSACHUSETTS 02322
                                 (508) 588-1220
  (Name and address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   Copies to:

      KEITH F. HIGGINS, ESQ.            GITTA M. KURLAT, ESQ.              PETER B. TARR, ESQ.
           ROPES & GRAY                   KURLAT ASSOCIATES                   HALE AND DORR
     ONE INTERNATIONAL PLACE               ONE BOSTON PLACE                  60 STATE STREET
   BOSTON, MASSACHUSETTS 02110       BOSTON, MASSACHUSETTS 02108       BOSTON, MASSACHUSETTS 02109

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.
                            ------------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

                                  CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
                                             AMOUNT       PROPOSED MAXIMUM   PROPOSED MAXIMUM   AMOUNT OF
         TITLE OF EACH CLASS OF              TO BE       OFFERING PRICE PER AGGREGATE OFFERING REGISTRATION
      SECURITIES TO BE REGISTERED         REGISTERED(1)       SHARE(2)          PRICE(2)          FEE
----------------------------------------------------------------------------------------------------------
Common Stock -- $0.10 Par Value.........  1,380,000 shs.      $20.125         $27,772,500      $9,576.72
----------------------------------------------------------------------------------------------------------
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(1) Includes 180,000 shares which the Underwriters have the option to purchase to cover over-allotments, if any. See "Underwriting".

(2) Estimated solely for purposes of determining the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, and based on the average of the bid and ask prices on
    September 13, 1995, as reported on the Nasdaq National Market.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
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                              THE FIRST YEARS INC.

            CROSS REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS OF
              INFORMATION REQUIRED BY ITEMS OF PART I OF FORM S-1

      REGISTRATION STATEMENT
      LOCATION IN PROSPECTUS                        ITEM AND CAPTION
      ----------------------                        ----------------
  1.  Forepart of the Registration Statement and
      Outside Front Cover Page of Prospectus....    Outside Front Cover Page of Prospectus
  2.  Inside Front and Outside Back Cover Pages
      of Prospectus.............................    Inside Front Cover Page and Outside Back
                                                    Cover Page of Prospectus; Additional
                                                    Information
  3.  Summary Information, Risk Factors and
      Ratio of Earnings to Fixed Charges........    Prospectus Summary; Risk Factors
  4.  Use of Proceeds...........................    Use of Proceeds
  5.  Determination of Offering Price...........    Not Applicable
  6.  Dilution..................................    Not Applicable
  7.  Selling Security Holders..................    Principal and Selling Stockholders
  8.  Plan of Distribution......................    Outside Front Cover Page of Prospectus;
                                                    Inside Front Cover Page of Prospectus;
                                                    Underwriting
  9.  Description of Securities to be
      Registered................................    Outside Front Cover Page of Prospectus;
                                                    Description of Capital Stock; Underwriting
 10.  Interests of Named Experts and Counsel....    Legal Matters; Experts
 11.  Information With Respect to the
      Registrant................................    Prospectus Summary; Risk Factors; Use of
                                                    Proceeds; Dividend Policy; Capitalization;
                                                    Selected Financial Data; Management's
                                                    Discussion and Analysis of Financial
                                                    Condition and Results of Operations;
                                                    Business; Management; Principal and
                                                    Selling Stockholders; Description of
                                                    Capital Stock; Underwriting; Financial
                                                    Statements
 12.  Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities...............................    Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 15, 1995

                                1,200,000 SHARES

                                 [COMPANY LOGO]

                                  COMMON STOCK
                            ------------------------

     Of the 1,200,000 shares of Common Stock offered hereby, 600,000 shares are being sold by The First Years Inc. (the "Company" or "The First Years") and 600,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

     The Common Stock trades on the Nasdaq National Market under the symbol "KIDD". On September 14, 1995, the last reported sale price of the Common Stock was $20.25 per share. See "Price Range of Common Stock."

     THERE ARE CERTAIN RISKS ASSOCIATED WITH THIS OFFERING. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

======================================================================================================
------------------------------------------------------------------------------------------------------
                                                   UNDERWRITING                         PROCEEDS TO
                                   PRICE TO       DISCOUNTS AND       PROCEEDS TO         SELLING
                                    PUBLIC        COMMISSIONS(1)       COMPANY(2)     STOCKHOLDERS(2)
------------------------------------------------------------------------------------------------------
Per Share.....................        $                 $                  $                 $
------------------------------------------------------------------------------------------------------
Total(3)......................        $                 $                  $                 $
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company and the Selling  Stockholders estimated at $187,800 and $172,200, respectively.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 180,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be
    $          , $          and $          , respectively. See "Underwriting."

                            ------------------------

     The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, subject to the right of the Underwriters to reject any order in whole or in part. It is expected that the delivery of the shares of Common Stock will be made on or
about             , 1995.

A.G. EDWARDS & SONS, INC.                           ADAMS, HARKNESS & HILL, INC.

               THE DATE OF THIS PROSPECTUS IS             , 1995

     THE FIRST YEARS(R), Ideas Inspired by Parents(R), TumbleMates(R), Firstronics(R) and Washables(R) are registered trademarks of The First Years Inc. Simplicity(TM), Sure(TM), Choice(TM), Clip'n Go(TM), Neats(TM), PackMates(TM), Nurserytronics(TM), Step-by-Step(TM) and First Gifts(TM) are trademarks of The First Years Inc. 3M(R) and SCOTCHGARD(R) are registered trademarks of Minnesota Mining and Manufacturing Company. WINNIE THE POOH(R) and POOH(R) are registered trademarks of The Walt Disney Company.
                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                            ------------------------

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS AND THEIR AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Except as otherwise indicated, the information in this Prospectus assumes the Underwriters' over allotment option is not exercised. All information reflects the two-for-one and three-for-one stock splits effected on June 14, 1991 and December 15, 1992, respectively.

     The First Years Inc. is a leading developer and worldwide marketer of a broad line of innovative, high-quality, value-priced, developmentally-sound products for infants and toddlers. Since 1973, the Company has sold its products under its well-known brand name and principal trademark, THE FIRST YEARS. In 1994 and 1995, the Company entered into licensing agreements with The Walt Disney Company to feature Winnie the Pooh characters on a variety of its products in various countries. The Company's product line now contains approximately 300 items and is divided into five categories -- Feeding & Soothing, Care & Safety, Play & Discover, First Gifts and Winnie the Pooh. Retail prices for the Company's products range from approximately $0.99 to $39.99. Major channels through which the Company sells its products include mass merchants, supermarkets, drug stores, department stores, wholesale clubs, convenience stores, specialty stores, mail-order catalogs and catalog showrooms. The Company currently has over 1,000 customers in over 40 countries. Major customers include Wal*Mart, Toys "R" Us, Target, Kmart, Sears, Kroger and Baby Superstore.

     The Company believes that a number of recent demographic trends in the United States have had a favorable impact on the market for juvenile products in general and the appeal of the Company's product line in particular. In the U.S. and many other developed countries, children are being born to dual-income parents and parents are having children at later ages. In addition, the Company believes that parents in general, and especially older parents, are now more aware of the developmental importance of a child's early years and more concerned about safety, quality and value in juvenile products and that they are also more willing and able to pay for products that embody these qualities. Capitalizing on its reputation for parenting expertise and product quality, its development of products that are based on Ideas Inspired by Parents and its longstanding relationship with Dr. T. Berry Brazelton and the Child Development Unit at Boston Children's Hospital, the Company believes it is well positioned to produce new and innovative products that meet the requirements of today's parents.

     The Company believes that its growth will result in large part from the continued expansion of its existing product line for infants and toddlers up to three years of age as well as the development of products for children up to six years of age. The Company introduced 45 new products for sale in 1994 and 90 new products for sale in 1995. Among the 1995 items are initial entries into product segments that are new to the Company. Those entries include several higher-priced furnishings, such as bath seats, booster seats and step stools; higher-priced boxed toys; electronic products for the nursery, including a nursery monitor and crib tape player/night light; travel-related products such as diaper bags and child carriers; and 25 products featuring Winnie the Pooh characters. During this period of rapid product development, net sales have increased from approximately $46.1 million in 1993 to $53.2 million in 1994 and from $27.1 million in the first six months of 1994 to $35.9 million for the comparable period in 1995.

     The Company believes that its future growth will also come from the expansion of its distribution in both domestic and international markets. The Company's strategy in the United States is to increase its penetration in all of its major channels of distribution. Internationally, the Company has expanded its sales in Europe with the opening of a sales office in the United Kingdom in 1992 and has increased distribution of its products in the past few years in Canada, Central and South America, the Middle East and, more recently, the Pacific Rim. The Company believes that its products have been well received by international consumers and that the number of births and rising income levels in international markets present significant opportunities for growth.

     The Company was incorporated in 1952 in Massachusetts under the name Kiddie Products, Inc. The Company changed its name to The First Years Inc. in May 1995. The Company's headquarters are located at One Kiddie Drive, Avon, Massachusetts 02322, and its telephone number is (508) 588-1220.

                                  THE OFFERING

Common Stock offered by:
     The Company.............................................  600,000 shares
     The Selling Stockholders................................  600,000 shares
          Total..............................................  1,200,000 shares

Common Stock to be outstanding after completion of this
  Offering(1)................................................  2,856,405 shares

Use of proceeds..............................................  Product development, purchase of capital equipment (molds
                                                               and dies), debt repayment,
                                                               working capital and other
                                                               general corporate purposes,
                                                               including possible
                                                               acquisitions of product lines.
                                                               See "Use of Proceeds."

Nasdaq National Market symbol................................  KIDD

---------------
(1) Based on shares outstanding at September 1, 1995. Does not include 207,414 shares issuable upon the exercise of outstanding options under the Company's stock plans.

                                SUMMARY FINANCIAL INFORMATION
                            (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                       SIX MONTHS
                                              YEAR ENDED DECEMBER 31,                ENDED JUNE 30,
                                  -----------------------------------------------   -----------------
                                   1990      1991      1992      1993      1994      1994      1995
                                  -------   -------   -------   -------   -------   -------   -------
STATEMENT OF INCOME DATA:
Net sales........................ $35,423   $37,993   $45,267   $46,124   $53,233   $27,069   $35,879
Cost of products sold............  18,831    20,199    23,645    26,654    29,498    15,208    20,973
Selling, general, and
  administrative expenses........  13,999    14,776    18,430    17,857    18,916     9,245    11,336
Income before income taxes.......   2,860     3,306     3,315     1,278     4,861     2,620     3,533
Net income.......................   1,694     1,916     1,930       796     2,989     1,625     2,120
Earnings per share............... $  0.75   $  0.85   $  0.86   $  0.35   $  1.33   $  0.72   $  0.91
Dividends paid per share(1)......      --   $  0.17   $  0.17   $  0.17   $  0.17   $  0.17   $  0.17
Weighted average number of shares
  outstanding....................   2,248     2,248     2,248     2,248     2,249     2,248     2,331


SUMMARY BALANCE SHEET AT JUNE 30, 1995:

                                         AS
                         ACTUAL      ADJUSTED(2)
                         -------     -----------
Current assets........   $29,470       $37,403
Property, plant, and
  equipment - net.....     5,916         5,916
                         -------       -------
                         $35,386       $43,319

                                         AS
                         ACTUAL      ADJUSTED(2)
                         -------     -----------
Current liabilities...   $10,529       $ 7,229
Long term
  liabilities.........       752           752
Stockholders'
  equity..............    24,105        35,338
                         -------       -------
                         $35,386       $43,319
                         =======       =======

---------------
(1) A cash dividend of $0.17 per share of Common Stock has been paid in June of each year commencing in 1991.
(2) Adjusted to reflect the sale of the 600,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $20.25 per share (the last reported sale price on September 14, 1995) and after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company related to the Offering, and the application of the net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     There are certain risks associated with this Offering. See "Risk Factors."

                                  RISK FACTORS

     Prospective purchasers of the Common Stock offered hereby should consider carefully the following risk factors in addition to the other information contained elsewhere in this Prospectus before purchasing shares of Common Stock offered hereby.

NEW PRODUCT INTRODUCTIONS

     The growth of the Company has been, and will continue to be, dependent upon its ability to continue to introduce new products. There can be no assurance that the Company will continue to maintain its present rate of growth, that it will continue to generate new product ideas, or that new products will be successfully introduced. See "Business -- Product Design, Development and Marketing."

RELIANCE ON LICENSED PRODUCTS

     A substantial factor contributing to the growth in the Company's net sales in 1995 has been its licensing agreements with The Walt Disney Company to feature Winnie the Pooh characters on a variety of its products in various countries. For the first six months of 1995, net sales of these licensed products were approximately 14% of the Company's net sales. These licensing agreements expire at the end of 1996 and there can be no assurance that they will be renewed or that, if renewed, they will result in sales increases in future periods. See "Business -- Agreements with The Walt Disney Company."

DEPENDENCE UPON MAJOR CUSTOMERS

     The two largest customers of the Company, Wal*Mart and Toys "R" Us, accounted for approximately 26% and 22%, respectively, of net sales during 1994, and approximately 25% and 23%, respectively, of net sales during the first six months of 1995. A significant reduction of purchases by either of these customers could have a material adverse effect on its business. See
"Business -- Sales."

COMPETITION

     The juvenile products industry is highly competitive and includes numerous domestic and foreign competitors, some of which are substantially larger and have greater financial and other resources than the Company. There can be no assurance that the Company will be able to continue to compete effectively in the juvenile products market. See "Business -- Competition."

RELIANCE ON FOREIGN MANUFACTURERS

     The Company does not own or operate its own manufacturing facilities. In each of 1994 and the first six months of 1995, the Company derived approximately 53% and 51%, respectively, of its net sales from products manufactured by others in the Far East, mainly in the Peoples' Republic of China ("China"). The Company has no long-term contracts with these manufacturing sources. Foreign manufacturing is subject to a number of risks including transportation delays and interruptions, quotas and other import or export controls, the imposition of tariffs, currency fluctuations, misappropriation of intellectual property, political and economic disruptions, and changes in governmental policies. From time to time, the United States Congress has attempted to impose additional restrictions on trade with China. Enactment of legislation or the imposition of restrictive regulations conditioning or revoking China's "most favored nation" ("MFN") trading status could have a material adverse effect upon the Company's business because products originating from China could be subjected to substantially higher rates of duty. China's MFN trading status has been extended until July 3, 1996. The European Economic Community (the "EEC") has recently enacted a quota and tariff system with respect to the importation into the EEC of certain toy products originating in China. Although the Company continues to evaluate alternative sources of supply outside of China, there can be no assurance that the Company will be able to develop alternative sources of supply in a timely and cost-effective manner. Also, the Company, because of its substantial reliance on suppliers in foreign countries, is required to order products further in advance of customer orders than would generally be the case if such products were produced in the United States. The risk of ordering products in this manner is greater during the initial introduction of new products since it is difficult to determine the demand for such products. See "Business -- Manufacturing and Sources of Supply."

COST AND AVAILABILITY OF CERTAIN MATERIALS

     Plastic and paperboard are significant cost components of the Company's products and packaging. Because the primary resource used in manufacturing plastic is petroleum, the cost and availability of plastic for use in the Company's products varies to a great extent with the price of petroleum. The inability of the Company's suppliers to acquire sufficient plastic or paperboard at reasonable prices would adversely affect the Company's ability to maintain its profit margins in the short term. See "Business -- Manufacturing and Sources of Supply."

PRODUCT LIABILITY RISKS

     The Company's juvenile products are used for and by small children and infants. The Company carries product liability insurance in amounts which management deems adequate to cover risks associated with such use; however, there can be no assurance that existing or future insurance coverage will be sufficient to cover all product liability risks. See "Business -- Legal Proceedings."

GOVERNMENT REGULATION

     The Company's products are subject to the provisions of the Federal Consumer Product Safety Act and the Federal Hazardous Substances Act (the "Acts") and the regulations promulgated thereunder. The Acts authorize the Consumer Product Safety Commission (the "CPSC") to protect the public from products which present a substantial risk of injury. The CPSC can require the repurchase or recall by the manufacturer of articles which are found to be defective and impose fines or penalties on the manufacturer. Similar laws exist in some states and cities and in other countries in which the Company markets its products. Any recall of its products could have a material adverse effect on the Company, depending on the particular product. See "Business -- Government Regulation."

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the 600,000 shares of Common Stock offered by the Company hereby (at an assumed public offering price of $20.25 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company) are estimated to be approximately $11,233,200 ($14,659,500 if the Underwriters' over-allotment option is exercised in full).

     The Company intends to use the net proceeds to expand its product development efforts, increase product distribution, purchase capital equipment for tooling (predominantly molds and dies), repay outstanding bank debt ($2,300,000 outstanding as of September 1, 1995 bearing interest at 8.2%), and for general corporate purposes, including working capital to support increased inventory and receivables levels, and possible acquisitions of product lines. The Company has not entered into any agreements with respect to any such acquisitions.

     Pending the application of the net proceeds as described above, the net proceeds to the Company from this offering will be placed in interest-bearing bank accounts, or invested in United States government securities, certificates of deposit of major banks, money market mutual funds or investment-grade commercial paper. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The Company will not receive any proceeds from the sale of the 600,000 shares of Common Stock being offered hereby by the Selling Stockholders.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock has been quoted on the Nasdaq National Market under the symbol "KIDD" since March 1, 1995. Prior to that time, the Common Stock was traded on the Nasdaq Small-Cap Market. The following table sets forth the high and low sales prices for the Common Stock for the periods indicated as reported by Nasdaq.

                                                                 HIGH      LOW
                                                                ------    ------
1993
       First Quarter..........................................  $13 1/2   $10 3/4
       Second Quarter.........................................   12 3/4    10
       Third Quarter..........................................   12        10
       Fourth Quarter.........................................   11 1/4     9 1/2
1994
       First Quarter..........................................   10 1/2     8 1/2
       Second Quarter.........................................   15         8 1/2
       Third Quarter..........................................   16 1/8    13
       Fourth Quarter.........................................   19 1/2    15
1995
       First Quarter..........................................   24        17 1/4
       Second Quarter.........................................   20 1/4    16 3/4
       Third Quarter (through September 14>, 1995)............   21 3/4    18 3/4

     On September 14, 1995 the last reported sale price as reported on the Nasdaq National Market was $20.25 per share. As of September 1, 1995, there were approximately 120 record holders of the Common Stock.

                                DIVIDEND POLICY

     The Company has paid a cash dividend on its Common Stock of $0.17 per share in June of each year commencing in 1991. The most recent annual cash dividend was paid on June 1, 1995. The Company currently expects that comparable cash dividends will continue to be paid in the future. However, the declaration and payment of any such cash dividends in the future will depend upon the Company's earnings, financial condition, capital needs, and other factors deemed relevant by the Board of Directors. There can be no assurance that the Company will continue to pay dividends in the future.

                                 CAPITALIZATION

     The following table sets forth the short-term borrowings and capitalization of the Company as of June 30, 1995, and as adjusted to give effect to the sale of the 600,000 shares of Common Stock offered by the Company (at an assumed public offering price of $20.25 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company) and the application of the net proceeds therefrom.

                                                                               JUNE 30, 1995
                                                                           ---------------------
                                                                           ACTUAL    AS ADJUSTED
                                                                           -------   -----------
                                                                              (IN THOUSANDS)
Short-term borrowings (including current portion of long-term debt)......  $ 3,433     $   133
                                                                           =======     =======
Long-term debt (less current portion)....................................  $   167     $   167
                                                                           -------     -------
Stockholders' equity:
Common stock, $0.10 par value, 15,000,000 shares authorized, 2,252,286 shares issued and outstanding and 2,852,286 shares issued and
  outstanding as adjusted(1).............................................      225         285
                                                                                       -------
Paid-in capital..........................................................      117      11,290
                                                                                       -------
Retained earnings........................................................   23,763      23,763
                                                                           -------     -------
  Total stockholders' equity.............................................   24,105      35,338
                                                                           -------     -------
Total capitalization.....................................................  $24,272     $35,505
                                                                           =======     =======

---------------
(1) Excludes options to purchase Common Stock under the Company's stock plans of which there were options outstanding to purchase an aggregate of 211,533 shares at June 30, 1995.

                                                      SELECTED FINANCIAL DATA

        The selected financial data presented below as of and for each of the five years ended December 31, 1994 have been derived from the Company's financial statements, which have been audited by Deloitte & Touche LLP, independent accountants. The selected financial data as of and for the six-month periods ended June 30, 1994 and 1995 have been derived from the unaudited financial statements of the Company. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six months ended
June 30, 1995 are not necessarily indicative of the results that may be expected for any future period. This data should be read in conjunction with the Financial Statements, related notes, and other financial information included elsewhere in this Prospectus.

                                                                                       SIX MONTHS
                                              YEAR ENDED DECEMBER 31,                ENDED JUNE 30,
                                  -----------------------------------------------   -----------------
                                   1990      1991      1992      1993      1994      1994      1995
                                  -------   -------   -------   -------   -------   -------   -------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Net sales.......................  $35,423   $37,993   $45,267   $46,124   $53,233   $27,069   $35,879
Cost of products sold...........   18,831    20,199    23,645    26,654    29,498    15,208    20,973
Gross profit....................   16,592    17,794    21,622    19,470    23,735    11,861    14,906
Selling, general, and
  administrative expenses.......   13,999    14,776    18,430    17,857    18,916     9,245    11,336
Severance-related expenses......       --        --        --       373        --        --        --
Interest income (expense),
  net...........................      267       288       123        37        42         4       (37)
Income before income taxes......    2,860     3,306     3,315     1,278     4,861     2,620     3,533
Income taxes....................    1,166     1,390     1,385       482     1,872       995     1,413
Net income......................    1,694     1,916     1,930       796     2,989     1,625     2,120
Earnings per share..............  $  0.75   $  0.85   $  0.86   $  0.35   $  1.33   $  0.72   $  0.91
Dividends paid per share(1).....       --   $  0.17   $  0.17   $  0.17   $  0.17   $  0.17   $  0.17
Weighted average number of
  shares outstanding............    2,248     2,248     2,248     2,248     2,249     2,248     2,331

                                                   DECEMBER 31,                         JUNE 30,
                                  -----------------------------------------------   -----------------
                                   1990      1991      1992      1993      1994       1994     1995
                                  -------   -------   -------   -------   -------   --------  -------
                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Working Capital.................  $13,811   $15,081   $14,634   $15,126   $17,245    $16,096  $18,941
Total assets....................   20,859    22,383    24,695    24,533    28,853     26,476   35,386
Short-term debt.................      133       133       133       133       133        133    3,433
Long-term debt..................      767       633       500       367       233        300      167
Stockholders' equity............   16,210    17,751    19,306    19,720    22,350     20,962   24,105

---------------
(1) A cash dividend of $0.17 per share of Common Stock has been paid in June of each year commencing in 1991.


          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

GENERAL

     The Company's recent growth has been to a large extent the result of a substantial increase in sales of new products and the addition in 1995 of products featuring Winnie the Pooh characters under a licensing agreement with the Walt Disney Company. These licensed products accounted for approximately 14% of net sales in the first six months of 1995. The Company plans to introduce the Winnie the Pooh characters on additional products and in additional geographic areas in the latter part of 1995 and in 1996. The Company expects to continue its new product development program aggressively. However, it does not believe that sales from new product introductions are necessarily related to the number of new products introduced.

     As part of its marketing strategy, the Company has recently entered new product areas, such as furnishings and licensed character products, that it believes have significant sales potential. These product areas offer lower gross profit margins than the Company's historical product areas and have had the effect of lowering the Company's overall gross margin percentage. However, because of the resulting increases in sales, total profits have increased. During the balance of 1995, the Company expects that these trends will continue and that gross margins will decrease and total profits will increase versus the comparable period in 1994.

     International sales have had an increasingly larger impact on the Company's financial results. In 1992, international sales represented approximately 5% of net sales; for the first six months of 1995, international sales were approximately 10% of net sales. Start-up costs associated with the establishment of the Company's international distribution, particularly in Europe, have negatively affected selling, general and administrative expenses in the periods since 1992. The Company believes that international sales as a percentage of net sales will continue to increase and that as these sales increase the expenses associated with these sales will decrease as a percentage of international sales.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain items in the Company's statements of income as a percentage of net sales:

                                                                                      SIX MONTHS
                                                         YEAR ENDED DECEMBER 31,    ENDED JUNE 30,
                                                         -----------------------    --------------
                                                         1992     1993     1994     1994     1995
                                                         -----    -----    -----    -----    -----
Net sales.............................................   100.0%   100.0%   100.0%   100.0%   100.0%
Cost of products sold.................................    52.2     57.8     55.4     56.2     58.5
Gross profit..........................................    47.8     42.2     44.6     43.8     41.5
Selling, general and administrative expenses..........    40.7     38.7     35.5     34.2     31.6
Income before income taxes............................     7.3      2.8      9.1      9.7      9.8
Net income............................................     4.3      1.7      5.6      6.0      5.9

SIX MONTHS ENDED JUNE 30, 1995 COMPARED TO SIX MONTHS ENDED JUNE 30, 1994

     Net sales for the first six months of 1995 were $35.9 million, an increase of $8.8 million, or 32.5%, as compared to net sales of $27.1 million for the comparable period in 1994. The increase was due to new product introductions and expanded retail distribution in domestic and foreign markets. Net sales particularly benefited from the introduction of newly licensed Winnie the Pooh products and the introduction of new products that have higher average selling prices than products previously offered by the Company.

     Cost of products sold for the first six months of 1995 was $21.0 million, an increase of $5.8 million, or 37.9%, as compared to $15.2 million for the same period in 1994. As a percentage of net sales, the cost of products sold for the first six months of 1995 increased to 58.5% from 56.2% in the comparable period of 1994. The increase was due to increased sales of higher-priced, lower margin items, licensing fees and air freight shipments from overseas production facilities incurred primarily in the first three months of the period. In addition, sales reflected an increased volume of licensed products sales that carry a lower profit margin. The continued effect of these factors, along with increased cost of products due to raw material price increases, is expected to result in further declines in gross profit margins for the balance of 1995.

     Selling, general and administrative expenses for the first six months of 1995 were $11.3 million, an increase of $2.1 million, or 22.6%, as compared to $9.2 million for the same period in 1994. The increase resulted primarily from costs related to increased sales volume. Selling, general and administrative expenses for the first six months of 1995 as a percent of sales decreased to 31.6% from 34.2% for the similar period in 1994. This decrease reflects the economies of scale resulting from a higher volume of business.

     Income tax expense increased as a percentage of pretax income to 40.0% from 38.0% in the comparable period in 1994.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

     Net sales in 1994 were $53.2 million, an increase of $7.1 million, or 15.4%, as compared to net sales of $46.1 million in 1993. The increase was due primarily to new product introductions and expanded retail distribution in domestic and foreign markets.

     Cost of products sold in 1994 was $29.5 million, an increase of $2.8 million, or 10.7%, as compared to $26.7 million in 1993. As a percentage of net sales, cost of products sold decreased to 55.4% in 1994 from 57.8% in 1993 due to sales of higher margin products including new products introduced in 1994.

     Selling, general and administrative expenses in 1994 were $18.9 million, an increase of $1.0 million, or 5.9%, as compared to $17.9 million in 1993. The increase is attributable to higher costs directly related to increased sales volume. As a percentage of net sales, selling, general and administrative expenses decreased in 1994 to 35.5% from 38.7%. The decrease reflects the economies of scale resulting from a higher volume of business, including increased sales in Europe, and the effects of a program instituted in 1993 to reduce operating expenses.

     Income tax expense as a percentage of pretax income increased slightly to 38.5% in 1994 from 37.7% in 1993.

YEAR ENDED DECEMBER 31, 1993 COMPARED TO YEAR ENDED DECEMBER 31, 1992

     Net sales in 1993 were $46.1 million, an increase of $857,000, or 1.9%, as compared to net sales of $45.3 million in 1992. The increase was due to new product introductions and expanded retail distribution in domestic and foreign markets offset in part by price competition in some older products, declines in sales to wholesale clubs and an unusually large shipment in 1992 for initial stocking of an expanded program with one of the Company's largest accounts.

     Cost of products sold in 1993 was $26.7 million, an increase of $3.0 million, or 12.7%, as compared to $23.7 million in 1992. As a percentage of net sales, cost of products sold increased in 1993 to 57.8% from 52.2% in 1992 primarily because of price competition in some older lines and the inability to effect price increases on other products.

     Selling, general and administrative expenses in 1993 were $17.9 million, a decrease of $573,000, or 3.1%, as compared to $18.4 million in 1992. As a percentage of net sales, selling, general and administrative expenses decreased to 38.7% from 40.7% in 1992. Reductions in bad debt expense, payroll and payroll-related costs, and packaging costs offset increased distribution costs.

     To improve operating productivity, the Company streamlined staff and outsourced certain product assembly operations. As a result, 34 employees were laid off during 1993. Severance-related expenses, primarily consisting of severance pay, benefit considerations and outplacement services, amounted to a pretax charge of $373,000 ($231,000 net of tax).

     Income tax expense as a percentage of pretax income decreased to 37.7% in 1993 from 41.8% in 1992 as a result of increased state tax credits.

LIQUIDITY AND CAPITAL RESOURCES

     Net working capital increased by $1.7 million from $17.2 million at December 31, 1994 to $18.9 million at June 30, 1995 primarily due to profitable operations. Accounts receivable increased by $4.4 million primarily as a result of increased sales, and inventories increased by $3.4 million to meet continued demand for the Company's products. Cash decreased by $1.2 million primarily resulting from increases in accounts receivable and inventories which were partially offset by increases in accounts payable, accrued expenses and short-term borrowings.

     Unsecured lines of credit of $15 million which are subject to annual renewal, are available from banks. Amounts outstanding under these lines are payable upon demand by the banks. During 1995, the Company borrowed various amounts from time to time up to $3.3 million, of which $2.3 million at an interest rate of 8.2% was outstanding as of September 1, 1995.

     The Company has paid a cash dividend of $0.17 per share of Common Stock in June of each year commencing in 1991.

     The Company made capital expenditures of approximately $458,000 in the first six months of 1995 and expects to spend approximately $1 million more on capital expenditures in the second half of 1995. The Company expects cash flow from operations, availability under the Company's lines of credit and the net proceeds from this Offering to be sufficient to meet its cash needs for working capital and capital expenditures for at least the next two years.

INFLATION AND FOREIGN CURRENCY FLUCTUATIONS

     Inflation has not had a material effect on the Company's operating results over the past three years.

     The Company enters into forward exchange contracts to minimize the impact of fluctuations in currency exchange rates on future cash flows emanating from sales denominated in foreign currencies. The Company does not purchase such contracts for trading purposes. During 1994, the Company entered into forward exchange contracts with a bank whereby the Company is committed to deliver foreign currency at predetermined rates. The contracts expire within one year. The Company's future commitment under these contracts approximated $1.6 million as of June 30, 1995. At June 30, 1995, the exchange rates for such currencies covered by the contracts approximated the predetermined rate included therein. The Company routinely assesses the financial strength of the bank which is counterparty to the forward exchange contracts. As of June 30, 1995, management believes that the Company had no significant exposure to credit risk relative to such contracts.

                                    BUSINESS

     The First Years Inc. is a leading developer and worldwide marketer of a broad line of innovative, high-quality, value-priced, developmentally-sound products for infants and toddlers. Since 1973, the Company has sold its products under its well-known brand name and principal trademark, THE FIRST YEARS. In 1994 and 1995, the Company entered into licensing agreements with The Walt Disney Company to feature Winnie the Pooh characters on a variety of its products in various countries. The Company's product line now contains approximately 300 items and is divided into five categories -- Feeding & Soothing, Care & Safety, Play & Discover, First Gifts and Winnie the Pooh. Retail prices for the Company's products range from approximately $0.99 to $39.99. Major channels through which the Company sells its products include mass merchants, supermarkets, drug stores, department stores, wholesale clubs, convenience stores, specialty stores, mail-order catalogs and catalog showrooms. The Company currently has over 1,000 customers in over 40 countries. Major customers include Wal*Mart, Toys "R" Us, Target, Kmart, Sears, Kroger and Baby Superstore.

JUVENILE PRODUCTS MARKETS

     According to the Juvenile Products Manufacturers Association ("JPMA"), the United States market for juvenile products has shown continued growth for the past 15 years. According to JPMA, factory shipments by juvenile products manufacturers increased approximately 6.6% in 1994 and is projected to grow approximately 14% in 1995. This growth has been supported by favorable demographic trends. More than four million babies have been born in the United States every year from 1989 to 1994, which rate has been relatively constant, and the population of children under age five has increased from 19.6 million in 1980 to 23.6 million in 1994. More importantly, many of these children are being born to dual-income couples and couples who are waiting longer to have children.

     These trends, the Company believes, have contributed to increased awareness by parents of the developmental importance of a child's early years, increased concern about product quality, safety and value; and increased purchases of juvenile products by both parents and grandparents. In turn, retailers have become more aware of the growth potential in the market and have been more willing to establish improved, updated, and enlarged juvenile product departments in their stores. Additionally, the baby product "superstore" concept, which gives exposure to a broader range of juvenile products, has been successfully introduced and is likely to become more widespread.

     The Company distributes its products on a worldwide basis but is not aware of any available worldwide juvenile product market statistics. The JPMA estimates that the U.S. market alone in 1994, for products produced by member companies, was about $1.8 billion in factory shipments. This JPMA figure includes products for children up to three years of age and includes strollers, car seats, non-apparel soft goods, and feeding, nursing, health, care, safety, and play accessory items, but does not include clothing, diapers, formula and many toys. The JPMA also estimates that the U.S. market for these products is approximately one-third of the total world market.

BUSINESS STRATEGY

     The Company's mission is to develop and market products that help make the process of parenting a happier, healthier and easier experience for both parents and their young children worldwide. Major elements of the strategy to achieve this mission are as follows:

     - CREATING PARENT-INSPIRED PRODUCTS. The Company uses its knowledge of parenting and child development to develop and sell high-quality, innovative and value-priced products. In keeping with its corporate motto and trademark, Ideas Inspired by Parents, the Company designs its product line with the advice of small focus groups of expectant and new parents from its 600-member Parents Council who meet frequently to review the Company's new products and product ideas. The Company also develops its products in consultation with the Child Development Unit ("CDU") at Children's Hospital in Boston, Massachusetts and its founder and Director Emeritus, Dr. T. Berry Brazelton, considered by many parents to be the nation's foremost authority on parenting.

     The Company has always placed great emphasis on innovative product development. Several years ago, however, the Company recognized that consumers were becoming more receptive to new concepts that offer greater quality, safety and value and that retailers were vigorously seeking new and innovative juvenile products. In response to this emerging trend, the Company decided to enhance its product development process in order to increase both the number of new products and the amount of innovation which it was bringing to the market. The Company believes that this initiative has resulted in a substantial increase in the number of, and degree of innovation in, the products it has brought to the market in recent years. The Company intends to continue emphasizing product innovation and development and to devote substantial resources to its product development process. See "Use of Proceeds."

     - EXPANDING AND ENHANCING ITS PRODUCT LINE. The Company believes that its understanding of the needs of parents and children, its reputation for high-quality and value-priced products with consumers and retailers and its product development process, position it well to expand its current categories. In 1995, the Company introduced products in a number of new categories including licensed character products, electronic products for the nursery, booster seats and child carriers. The Company has also recently introduced products for children in the three to six age range and is currently developing additional products for this age range. In 1994 and 1995, the Company entered into licensing agreements with The Walt Disney Company to feature Winnie the Pooh characters on a variety of its products in various countries. The Company intends, where appropriate, to pursue additional licensing arrangements for established characters with images that are consistent with the Company's product line.

     - INCREASING PENETRATION IN DOMESTIC DISTRIBUTION CHANNELS. Although the Company has been successful in selling to virtually all major domestic distribution channels, it is aggressively seeking to increase its penetration of these channels. This strategy includes both adding customers in existing channels as well as increasing its shelf space with existing customers. As part of this strategy, the Company began in 1992 to introduce sub-categories of products with common themes, marketed under distinct trademarks. The first such introduction was the TumbleMates line of interchangeable cups and lids in 1992, followed by the Firstronics electronic toys, the Washables line of watertight, dishwasher-safe toys and the Step-by-Step line of multi-function furnishings, among others. The Company believes that marketing a collection of products with a common theme is a more efficient and effective means of selling its products to both retailers and consumers.

     - EXPANDING ITS INTERNATIONAL CUSTOMER BASE. The Company intends to continue expanding its business internationally. The Company believes that the markets in certain developing countries are growing substantially faster than the United States market as a result of favorable demographic trends and increases in per capita income. The Company has established a sales office in the United Kingdom for sales in the European market. The Company has also set up distribution centers in Belgium and Canada for distribution of its products in Europe and Canada. Additionally, the Company has also expanded its sales efforts in Canada, the Middle East, Central and South America, and is just beginning its expansion in the Pacific Rim. To support these efforts, the Company has developed multi-lingual packaging.

     - CAPITALIZING ON BRAND NAME RECOGNITION. By producing since its inception high quality products that meet parenting needs, THE FIRST YEARS brand name has become widely recognized and valued by a loyal consumer base. Because of the importance of word-of-mouth as an influence in the purchase of juvenile products, the Company considers this to be a significant asset. A consumer-oriented catalog, in-pack product guides, package copy and point-of-purchase materials are also used to communicate the Ideas Inspired by Parents message.

PRODUCTS

     In recent years, the Company has accelerated the general pace of product innovation. In addition, especially in 1995, the Company has broadened its product line to include more higher-priced products such as electronic products for the nursery, furnishings such as odor-proof diaper pails, booster seats, bath seats, diaper bags and child carriers. Additional higher-priced products are currently in development. The

Company's product line, which contains approximately 300 items that range in retail price from approximately $0.99 to $39.99, is categorized and color-coded into five distinct product groups as follows:

     FEEDING & SOOTHING. The Feeding & Soothing category is comprised of bottles and accessories, nipples, pacifiers, teethers, bowls, drinking cups, dishes and flatware. Since 1992, this category has included the TumbleMates line of training cups, bowls, plates and utensils, designed for serving, storing and transporting drinks and snacks, and which features a system of interchangeable cups and lids. In 1995, the Company introduced several new products into its TumbleMates line including the Stack & Pack Lunch Kit, the Flatware Travel Set and the Snap-Apart Dish.

     In 1995, the Company also added to this category the Neats line of stain-resistant bibs specially made with a 3M Scotchgard stain-release system and the following items: the Choice bottle system that allows interchangeability between disposable and reusable bottles; a unibody pacifier, marketed under the Sure trademark; and the Simplicity Manual Breast Pump. In 1996, the Company plans to introduce spill-proof cups and insulated cups into its TumbleMates line, new products that relieve teething discomfort and an innovative, electric breast pump.

     PLAY & DISCOVER. The Play & Discover category consists of an extensive line of entertaining, skill-developing toys for infants and toddlers including crib toys, floor toys and hand-held toys. Since 1994 the Play & Discover category has included the Company's Washables line of 100% watertight and dishwasher-safe toys. In 1995, the Company introduced the High Chair Gym, Floorgym and Playmat, and the Snap & Play People Bus to its Washables line.

     In 1994, the Company also added to this category its Firstronics line of hand-held electronic toys for children under three years of age, which features a child-proof battery compartment. In 1995, the Company introduced its Counting Calculator and Sing-a-long Microphone into the Firstronics line. In 1996, the Company plans to introduce numerous new Play & Discover toys including motion-activated electronic toys, a color-change bath toy and a musical crib mirror.

     CARE & SAFETY. The Care & Safety category consists of a broad line of fashion and grooming items; home safety products such as door and cabinet latches; and products appropriate for the health and hygiene needs of infants, such as digital thermometers. In 1995, the Company added to this category its Nurserytronics line of electronic products designed especially for use in the nursery, such as a tape player and crib light and a rechargeable infant monitor. In 1996, the Company plans to launch several safety-related products in the Nurserytronics line.

     In 1995, the Company also added to this category a new line of rugged, machine-washable travel tote bags, child carriers and harnesses, marketed under the PackMates name. This line includes the Clip'n Go 2-Way Front Carrier, a detachable infant carrier; the Clip'n Go Warm & Cozy Carrier, an insulated detachable infant carrier; and the Day Trip Diaper Bag, a nylon diaper bag with built-in labeled organizers and adjustable shoulder strap.

     In 1994 and 1995, additions to this category included the Step-by-Step line of furnishings comprised of a bath seat, booster seat, baby bather, step stool and toilet trainer that are adjustable as a child grows. In 1996, the Company plans to introduce a new innovative concept in booties and several new higher-priced furnishings.

     FIRST GIFTS. The Company markets a variety of specially-designed gift bags and gift sets, which combine the Company's most popular items as attractively-packaged, ready-to-give gifts, or theme-related starter sets. Gift sets include the Washables gift pack, the TumbleMates gift pack, newborn gift bags and bathtub gift sets. In 1996 the Company intends to introduce additional gift sets targeted to both retailers and wholesale clubs.

     WINNIE THE POOH. The Winnie the Pooh category consists of over 25 staple child care products including teethers, rattles, bibs and bottles, featuring Winnie the Pooh characters. In 1995, the Company also launched its Pooh Goody Bags which contain an assortment of the Company's products featuring Winnie the Pooh characters and a new line of appliqued bibs featuring various Winnie the Pooh designs. In 1996, the Company plans to introduce the Winnie the Pooh characters on numerous additional items throughout its product line including cups, electronic musical toys, hooded towels, bath puppets and furnishings.

     The Company believes that its knowledge of parents and parenting and its reputation for developing "parent-friendly" products creates an opportunity to enter additional product segments for young children (birth to six) in future years.

PRODUCT DESIGN, DEVELOPMENT AND MARKETING

     The Company has always placed great importance on and devotes substantial resources to product development. Product development teams are established for each of the Company's product categories. The goal of the product development teams is to develop new or improved, high-quality and practical products designed to meet the needs of parents and children. In keeping with its corporate philosophy and trademark, Ideas Inspired by Parents, the Company has designed its products since 1973 in consultation with small groups of parents chosen from its 600-member Parents Council. The Company conducts frequent focus groups of these new parents to discuss parenting and child-care issues, brainstorm new products and ideas, and review and test the Company's new products and ideas. The Company also utilizes feedback and ideas from its consumer 1-800 phone number.

     The Company employs a staff of professionals engaged in the creation of new products and also uses, from time to time, a diverse group of outside designers and developers. For the past 14 years the Company's product line also has been designed in consultation with Dr. T. Berry Brazelton, the well-known pediatrician and authority on child development, and staff members of the Child Development Unit at Children's Hospital in Boston, Massachusetts (the "CDU"), of which Dr. Brazelton is founder and Director Emeritus. In reviewing the Company's new products and product ideas, Dr. Brazelton and the CDU focus on child health and development. Dr. Brazelton and the CDU also assist the Company in developing support information distributed with the products that instructs or educates new parents on the proper use of the products.

     The Company spent $807,000 on new product development during the first six months of 1995, and $1,466,000 and $1,493,000 in 1994 and 1993, respectively.
The Company expects to continue its new product development program aggressively, although the number of new products introduced may vary from year to year.

     In developing new products, the Company looks to generate ideas and features that are not offered by existing products and which the Company can produce at a reasonable cost and sell at a price that reflects the product's greater quality and value. Most of the Company's new products are shown at the Juvenile Products Manufacturers Association Trade Show, which is held in Dallas, Texas in the fall of each year. Certain of the Company's products are shown each year at the following trade shows: the International Housewares Exhibition; the Harrogate Nursery Faire in Harrogate, England; the International Mass Retail Association; and the National Association of Chain Drug Stores.

     The Company also seeks to educate parents on child development issues. For over 10 years, the Company has been the exclusive national sponsor of Dr. T. Berry Brazelton's National Seminars, a series of seminars held in communities throughout the country to inform parents and child care professionals about child development and parenting issues. The Company believes that these efforts have and will continue to promote the Company's commitment to child development and child care.

     An additional factor in the success of the Company's THE FIRST YEARS brand of products in recent years has been the Company's new, contemporary, high visual impact packaging design which was introduced in 1993. The new packaging was thoroughly researched and tested to maximize impulse-buying appeal and is designed to increase brand awareness. In addition, the Company's packaging is designed to educate the consumer as to the benefits and features of the Company's products and serve as a point-of-purchase sales tool. The Company has also introduced multi-lingual packaging as it has expanded its sales in international markets.

SALES

     The Company's products are sold nationally and internationally to a broad spectrum of customers including mass merchants, national variety and drug stores, supermarkets, wholesale clubs, convenience stores, toy specialty stores, wholesale distributors, department stores, mail order catalogs and catalog stores. The Company currently has over 1,000 customers in over 40 countries. Major customers include Wal*Mart, Toys "R" Us, Target, Kmart, Sears, Kroger and Baby Superstore.

     The Company's products are sold in the United States, Canada, Central and South America and the Pacific Rim, primarily through the Company's ten-person internal sales staff and also in the U.S. and Canada through a network of 49 independent sales representatives. The Company's sales staff is responsible for supervising and training the sales representatives. Such training is conducted at the Company's headquarters and throughout the United States. Senior management is heavily involved in every phase of the selling process with the Company's largest customers.

     In Europe and the Middle East, the Company's products are sold by the Company's internal staff at its sales office in Cirencester, England, which is headed by the Director of European Sales. This staff manages a network of foreign distributors and independent sales representatives who generally receive exclusive rights to a defined geographical territory or market segment.

     The Company's international sales in the first six months of 1995 were $3,554,000. The Company's international sales in 1993 and 1994 were $3,770,000 and $5,272,000, respectively.

     During 1994, Wal*Mart and Toys "R" Us accounted for approximately 26% and 22% of the Company's net sales, respectively. During the first six months of 1995, Wal*Mart and Toys "R" Us accounted for approximately 25% and 23% of the Company's net sales, respectively. A significant reduction in purchases by either of these customers could have a material adverse effect on the Company's business.

     Backlog is not a significant and material aspect of the Company's business. Customers place orders on an as needed basis. As the Company's sales have increased, the amount of unfilled orders at any time has not been indicative of future results.

MERCHANDISING

     To help retailers use their shelf space efficiently in marketing the Company's products, the Company utilizes its proprietary Modular Automated Merchandising Assistance ("MAMA") planogram program, a computerized program which divides the space a retailer has allocated for the Company's products to create a mix of the five color-coded product categories that is designed to maximize the retailer's profitability. This system is used for both large and small shelf spaces and enables the Company's customers to present a visually-appealing display of the Company's color-coded line of products.

     In recent years the Company expanded its promotional programs and created a cross-merchandising program for its customers, by which ready-to-use display panels and floor stand display units containing THE FIRST YEARS products are placed next to related items in a customer's store (i.e., the Company's feeding products are placed in a customer's baby food aisle) to encourage synergistic and impulse buying by consumers. These display units are pre-pegged, pre-stocked, easily re-stockable, and can be customized to the customer's needs.

     The Company believes that its MAMA planogram and cross-merchandising programs have increased the shelf space allocated to the Company's products in major retailers and enhanced its reputation of being committed to customer service.

AGREEMENTS WITH THE WALT DISNEY COMPANY

     The Company has recently entered into licensing agreements with The Walt Disney Company to feature Winnie the Pooh characters on a variety of its products in the United States, Canada and in Europe through an agreement with The Walt Disney Company (France) S.A. The Walt Disney license agreements expire December 31, 1996 and are cancellable upon a change in control of the Company. The Company makes royalty payments on its net sales of licensed products and is subject to a guaranteed minimum royalty payment of approximately $712,000 in the aggregate.

MANUFACTURING AND SOURCES OF SUPPLY

     The Company does not own or operate its own manufacturing facilities. In 1994 all of the Company's products were manufactured either using the Company's custom tools (molds and dies) or to the Company's specifications by approximately 25 manufacturers located in the United States, Canada, China, Taiwan, and Thailand. Approximately 53% and 51% respectively of all of its products sold in 1994 and in the first six months of 1995 were manufactured in Asia, primarily in China. A large percentage of the Company's furnishings and other large products were manufactured in 1994 and in the first six months of 1995 by suppliers in the United States and Canada because of the significantly higher shipping costs from the Far East.

     Generally the Company uses one manufacturer to make each product from its supplier base in Asia, Canada, and the United States. Due to the high cost of developing duplicate tooling (predominantly molds and dies), most of the Company's products are made using one set of tools; however, the Company has developed duplicate tools for several of its key and high-volume products. The Company believes it has alternative manufacturing sources available for all of its products. Because it owns its single and duplicate tools, it could shift its sources of manufacturing for any product to an alternative supplier.

     Currently the Company is not dependent on any one supplier, although its largest supplier, which is based in the United States, accounted for products that represented approximately 22% of the Company's net sales in 1994, and 20% of its net sales in the first six months of 1995. In 1994 approximately 13% and 6% of the Company's products sold were manufactured by two suppliers located in China, and approximately 11% and 5% of its products sold were manufactured by these same suppliers in the first six months of 1995. The Company has not entered into long-term contractual arrangements with any of its suppliers.

     The principal raw materials used in the production and sale of the Company's products are plastic, paperboard and cloth. Raw materials are purchased by the manufacturers who deliver completed products to the Company. Because the primary source used in manufactured plastic is petroleum, the cost and availability of plastic for use in the Company's products varies to a great extent with the price of petroleum. The inability of the Company's suppliers to acquire sufficient plastic and paperboard at a reasonable price would have a material adverse effect on the Company's profitability.

     The Company purchases its products from its suppliers primarily in the U.S. dollar and the Hong Kong dollar which is currently pegged to the U.S. dollar. Generally, the Company's suppliers ship the products on the basis of open credit terms or upon the acceptance of products by the Company. In addition, some suppliers require shipment against letters of credit.

     Foreign manufacturing is subject to a number of risks including transportation delays and interruptions, the imposition of tariffs, quotas, and other import or export controls, currency fluctuations, misappropriation of intellectual property, political and economic disruptions, and changes in governmental policies. From time to time, the United States Congress has attempted to impose additional restrictions on trade with China. Enactment of legislation or the imposition of restrictive regulations conditioning or revoking China's "most favored nation" ("MFN") trading status could have a material adverse effect upon the Company's business because products originating from China could be subjected to substantially higher rates of duty. In May 1995, China's MFN trading status was extended through July 3, 1996. Unless Congress takes action to override this decision, which the Company believes is unlikely, China will continue to enjoy MFN treatment during this period. The European Economic Community (the "EEC") has recently enacted a quota and tariff system with respect to the importation into the EEC of certain toy products originating in China. The Company, therefore, continues to evaluate alternative sources of supply outside of China.

     The Company, because of its substantial reliance on suppliers in foreign countries, is required to order products further in advance of customer orders than would generally be the case if such products were produced in the United States. As a result, the Company is required to carry significant amounts of inventory to meet rapid delivery requirements of customers and to assure itself of continuous allotment of goods from suppliers.

COMPETITION

     The juvenile products industry is highly competitive and includes numerous domestic and foreign competitors, some of which are substantially larger and have greater financial and other resources than the Company. The Company competes with a number of different competitors, depending on the product category, and it competes against no single company across all product categories. Its competitors include large, diversified health care products companies, specialty infant products makers, toy makers and specialty health care products companies. The Company competes principally on the basis of brand name recognition and price/value relationship. In addition, the Company believes that it competes favorably with respect to product quality, customer service and breadth of product line.

DISTRIBUTION

     Product distribution in the United States is centralized at the Company's 103,500 square foot warehouse facility in Avon, Massachusetts. The Company ships certain of its products, primarily some of those made in Asia, to a public warehouse in Fontana, California, thereby enabling it to reduce shipping time and cost to its customers primarily in Western parts of the United States. The Company distributes its products in Canada from a public warehouse in Toronto, Ontario. In Europe, the Company distributes its products from a public warehouse in Gent, Belgium.

     The Company uses independent shippers to deliver orders to its customers. Warehouse services at the various public warehouses are performed by warehouse operators unaffiliated with the Company.

     The Company also uses a computerized management information and control system which allows the Company to determine the status of orders from customers and enables the Company to process orders quickly, respond to customer inquiries and adjust shipping schedules to meet customer requirements. Within this system, the Company uses an electronic data interchange system which enables customers, through computerized telephone communications, to place orders directly with the Company. The Company believes that these systems have improved order processing, expedited shipments and improved customer service.

     The Company also provides to its customers the service of pre-ticketing and bar-coding its products in accordance with customer specifications.

TRADEMARKS, PATENTS AND COPYRIGHTS

     The Company's principal trademark, THE FIRST YEARS and design, is registered in the United States and in a number of foreign countries. The Company also uses other trademarks for certain of its products and product categories, some of which are registered in the United States and in various foreign countries. Applications are pending in the U.S. and various foreign countries for registration of some of the Company's trademarks.

     The Company also owns patents, design patents and design registrations, as well as pending applications in the United States and certain foreign countries. Although the Company believes such are important to its business, it does not believe that any single patent, design patent, or design registration, including any which may be issued on a pending application, is material to its business. There can be no assurance that the Company's patents, design patents or design registrations, including those that may be issued on pending applications, will offer any significant competitive advantage for the Company's products.

     The Company also owns copyrights, some of which are registered in the United States. The Company does not believe that any single copyright is material to its business. There can be no assurance that the Company's copyrights will offer any significant competitive advantage for the Company's products.

     The Company requires all of its employees (other than hourly warehouse employees), including its executive officers, to enter into standard employee agreements pursuant to which the employee agrees to keep confidential any proprietary information of the Company and to assign to the Company all rights which the employee may possess in any proprietary information or technology made or contributed to by the employee during his or her employment or made thereafter as a result of any inventions conceived or work done during such employment. Despite these precautions, it may be possible for a third party to obtain and use the Company's designs without authorization. In addition, effective patent and trade secret protection may be unavailable or limited with respect to various of the Company's products.

EMPLOYEES

     As of June 30, 1995, the Company employed 91 full-time and 5 part-time employees, of whom 10 are executive officers, 38 are in sales, marketing and product development, 31 are in materials, purchasing, quality control, data processing, finance, administration and clerical and 17 are in warehousing positions. None of the Company's employees is represented by a union, and the Company has not experienced any work stoppages. The Company believes that relations with employees are good.

GOVERNMENT REGULATION

     The Company's products are subject to the provisions of the Federal Consumer Product Safety Act, the Federal Hazardous Substances Act, as amended, and the Federal Flammable Fabrics Act, and the regulations promulgated thereunder (the "Acts"). The Company's nursery monitors are subject to regulations of the Federal Communications Commission. The Acts enable the Consumer Product Safety Commission (the "CPSC") to protect children from hazardous toys and other articles. The CPSC has the authority to exclude from the market certain consumer products which are found to be hazardous. The CPSC's determination is subject to court review. The CPSC can require the repurchase by the manufacturer of articles which are banned. The Federal Flammable Fabrics Act enables the CPSC to regulate and enforce flammability standards for fabrics used in consumer products. Similar laws exist in some states and cities and in various international markets. The Company designs and tests its products to ensure compliance with the various federal, state and international requirements. Any recall of a product could have a material adverse effect on the Company, depending on the particular product.

PROPERTIES

     The Company owns its executive and administrative offices and principal warehouse which are located in a building at One Kiddie Drive, Avon, Massachusetts. The building contains approximately 124,000 square feet of space, of which approximately 20,500 square feet are used for executive and administrative offices; and the balance, approximately 103,500 square feet, is utilized for warehousing. The Company also has sales offices in leased premises in Mission Viejo, California; Cirencester, Gloucestershire, England; and in Paris, France.

     The Company also uses public warehouses located in Fontana, California; Toronto, Canada; and in Gent, Belgium.

     The Company believes that its properties (owned and leased) are in good condition and adequate for its current needs. The Company believes that additional warehouse space, if needed, is readily available in close proximity to its Avon facility.

LEGAL PROCEEDINGS

     The Company encounters personal injury litigation related to its products in the ordinary course of business. The Company maintains product liability insurance in amounts deemed adequate by management. The Company believes that there are no claims or litigation pending, the outcome of which would have a material adverse effect on the Company's business, financial condition or operating results.


                                           MANAGEMENT

OFFICERS AND DIRECTORS

     The Company's officers and directors are as follows:

                                                                                     OFFICER OR
NAME                                   AGE    POSITION                             DIRECTOR SINCE
----                                   ---    --------                             --------------
Ronald J. Sidman...................    48     Chairman of the Board of Directors,      1975
                                              Chief Executive Officer and
                                              President
Jerome M. Karp.....................    67     Vice Chairman of the Board of            1969
                                              Directors
Benjamin Peltz.....................    56     Treasurer, Senior Vice President and     1975
                                              Director
Evelyn Sidman......................    81     Clerk and Director                       1979
Fred T. Page(1)(2).................    48     Director                                 1988
Merton N. Alperin(1)(2)............    73     Director                                 1988
Joseph M. Connolly.................    54     Vice President of Operations             1979
John N. Colantuone.................    57     Vice President of Materials and          1982
                                              Engineering
Mark H. Dall.......................    51     Vice President of Information            1985
                                              Services
Adrian E. Roche....................    39     Vice President of Worldwide              1992
                                              Marketing
Wayne Shea.........................    41     Vice President of Worldwide Sales &      1991
                                              Merchandising
John R. Beals......................    40     Controller and Assistant Treasurer       1990

---------------
(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

     Mr. Sidman has served as President of the Company for over five years and was elected to the offices of Chairman of the Board and Chief Executive Officer on March 28, 1995.

     Mr. Karp first became a Director of the Company in 1969 and has been the Vice Chairman of the Board of Directors of the Company for over five years.

     Mr. Peltz has been Senior Vice President and Treasurer of the Company for over five years.

     Mrs. Sidman first became a Director of the Company in 1979 and has been the Clerk of the Company for over five years.

     Mr. Page was appointed President -- Network Services of Southern New England Telecommunications Corporation ("SNET") in January 1994, and has been with SNET for over five years.

     Mr. Alperin, a Certified Public Accountant, has been a financial consultant for over five years. He was the Chairman of the Board of Public Accountancy of Massachusetts for the years 1979, 1982 and 1984.

     Mr. Connolly has been Vice President of Operations of the Company for over five years.

     Mr. Colantuone has been Vice President of Materials and Engineering of the Company since March 1989. From January 1982 to February 1989, Mr. Colantuone was Vice President of Materials of the Company.

     Mr. Dall has been Vice President of Information Services of the Company for over five years.

     Mr. Roche has been Vice President of Worldwide Marketing of the Company since January 1995. From January 1992 to December 1994, Mr. Roche was Vice President of European Sales of the Company. From

1989 to 1991, Mr. Roche held several managerial positions for Fisher-Price Kiddicraft in the United Kingdom, the last of which was Managing Director.

     Mr. Shea has been Vice President of Worldwide Sales & Merchandising of the Company since January 1995. From July 1991 to December 1994, Mr. Shea was Vice President of Service and Merchandising of the Company, and from January 1985 to June 1991, Mr. Shea was Director of Merchandising of the Company.

     Mr. Beals has been the Assistant Treasurer of the Company since January 1990 and has been the Controller of the Company since July 1985.

     Evelyn Sidman is the mother of Ronald J. Sidman and the mother-in-law of Benjamin Peltz.

ELECTION AND COMPENSATION OF DIRECTORS

     The Company's Board of Directors is divided into three classes, with members of each class holding office for staggered three-year terms. There are currently two Class I directors (Jerome M. Karp and Fred T. Page), two Class II directors (Evelyn Sidman and Merton N. Alperin) and two Class III directors (Ronald J. Sidman and Benjamin Peltz) whose terms expire, respectively, at the 1996, 1997 and 1998 Annual Meeting of Stockholders. At each Annual Meeting of Stockholders, directors in a class are elected for a term of three years and until their successors are elected and qualified.

     The Company pays each director who is not an employee of the Company an annual retainer of $12,500 for Board service, plus attendance fees of $750 per meeting for each Board or committee meeting attended. The Company also reimburses expenses incurred in connection with service on the Board.

     Non-employee directors are also eligible to receive an option each year to purchase 1,500 shares of the Company's Common Stock under the Company's 1993 Stock Option Plan for Non-Employee Directors (the "Directors Plan"), which becomes exercisable on the first anniversary of the date of grant. In addition, each director who has served for at least three years receives a one-time award of an option for 5,000 shares that is exercisable six months after the date of grant. The exercise price of options is equal to the fair market value per share of the Company's Common Stock on the date of grant. Pursuant to the Directors Plan, on May 18, 1995, each of Messrs. Alperin and Page was granted an option to purchase 1,500 shares of Common Stock and an option to purchase 5,000 shares of Common Stock at an exercise price of $18.50 per share.

EXECUTIVE COMPENSATION

     Summary Compensation Table. The following table sets forth certain information with respect to the annual and long-term compensation for the years ended December 31, 1992, 1993 and 1994 paid or accrued by the Company to each of the following: (i) the Company's Chief Executive Officer and (ii) the Company's four most highly paid executive officers who earned more than $100,000 in 1994 (collectively the "named officers").


                                           SUMMARY COMPENSATION TABLE
-----------------------------------------------------------------------------------------------------------------
                                                                              LONG-TERM
                                                                         COMPENSATION AWARDS
                                                ANNUAL COMPENSATION     ---------------------
             NAME AND                          ---------------------    SECURITIES UNDERLYING        ALL OTHER
        PRINCIPAL POSITION            YEAR      SALARY      BONUS(1)         OPTIONS(2)           COMPENSATION(3)
-----------------------------------------------------------------------------------------------------------------
Marshall B. Sidman(4).............     1994    $ 172,562    $ 57,323                 0                $51,096
Chairman of the Board,............     1993      197,830           0                 0                 61,500
Chief Executive Officer and
  Director........................     1992      190,520      74,782                 0                 56,000
Jerome M. Karp....................     1994      144,628      34,394                 0                 45,829
Vice Chairman of the..............     1993      197,830           0                 0                 60,000
Board and Director................     1992      190,520      74,782                 0                 61,000
Ronald J. Sidman(5)...............     1994      193,539     159,291             5,000                 29,319
President and.....................     1993      220,954           0            26,500                 43,770
Director..........................     1992      213,708      83,882                 0                 42,770
Benjamin Peltz....................     1994      159,645      88,646             4,000                 34,523
Sr. Vice President,...............     1993      182,803           0            19,500                 47,945
Treasurer and Director............     1992      176,393      69,242                 0                 47,945
John N. Colantuone................     1994      105,974      34,929             2,500                 11,952
Vice President of.................     1993      101,342           0             5,000                 17,544
Materials and Engineering.........     1992       97,831      19,207                 0                 18,201

---------------
(1) The bonus amounts were earned by these individuals in 1994 and 1992 under the Company's Annual Incentive Plan. The Company did not make any bonus payments to the named officers for services rendered during 1993.

(2) These numbers represent options to purchase shares of the Company's Common Stock granted pursuant to the Company's 1993
    Equity Incentive Plan. See "Options/SAR Grants in Last Fiscal Year" for more information on the options granted in 1994.

(3) The amounts shown in this column reflect (i) insurance premium payments made on behalf of the following named officers by the Company during 1994 for life insurance policies: Marshall B. Sidman -- $35,500; Jerome M. Karp -- $30,000; Ronald J. Sidman
    -- $12,770; and Benjamin Peltz -- $17,945;  and (ii) contributions made by the Company to the Company's defined contribution pension and 401(k) plans on behalf of the following named officers: Marshall B. Sidman -- $15,596; Jerome M. Karp -- $15,829;
    Ronald J. Sidman -- $16,549; Benjamin Peltz -- $16,578; and John N. Colantuone -- $11,952.

(4) Marshall B. Sidman died on March 24, 1995.

(5) Ronald J. Sidman became Chairman and Chief Executive Officer on March 28, 1995.


        Option Grants. The following table sets forth grants of stock options pursuant to the Company's 1993 Equity Incentive Plan during 1994 to the named officers reflected in the Summary Compensation Table above:

                                        OPTION/SAR GRANTS IN LAST FISCAL YEAR
-----------------------------------------------------------------------------------------------------------------
                                                                                               POTENTIAL
                                                                                              REALIZABLE
                                                                                           VALUE AT ASSUMED
                             NUMBER OF       PERCENTAGE OF                                   ANNUAL RATES
                             SECURITIES    TOTAL OPTIONS/SARS                               OF STOCK PRICE
                             UNDERLYING        GRANTED TO       EXERCISE                   APPRECIATION FOR
                            OPTIONS/SARS      EMPLOYEES IN      PRICE PER   EXPIRATION      OPTION TERM(2)
           NAME              GRANTED(1)       FISCAL YEAR       SHARE(1)       DATE         5%         10%
-------------------------------------------------------------------------------------------------------------
Marshall B. Sidman........          0
Jerome M. Karp............          0
Ronald J. Sidman..........      5,000             10.0%          $ 10.04      3/23/99     $ 8,043     $23,292
Benjamin Peltz............      4,000              8.0%             9.13      3/23/99      10,084      22,284
John N. Colantuone........      2,500              5.0%             9.13      3/23/99       6,303      13,927

---------------
(1) Incentive stock options were granted in 1994 pursuant to the Company's 1993 Equity Incentive Plan. The exercise price of the options granted to Messrs. Peltz and Colantuone was equal to the fair market value

    (the mean between the final bid and ask price) of the Company's Common Stock on the date of grant, March 23, 1994. The exercise price of the options granted to Mr. Sidman was 110% of the fair market value of the Company's Common Stock on such date. The options are exercisable in three equal annual installments beginning on March 23, 1995.

(2) In accordance with the rules of the Securities and Exchange Commission, the amounts shown on this table represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of the Company's Common Stock, the optionholder's continued employment through the option period, and the date on which the options are exercised.

     Option Exercises and Fiscal Year-End Values. The following table sets forth information with respect to options to purchase the Company's Common Stock granted under the Company's 1993 Equity Incentive Plan including the number of unexercised options outstanding on December 31, 1994 and the value of such unexercised options on December 31, 1994. No options were exercised during 1994.

                          AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                                 AND FISCAL YEAR-END OPTIONS/SAR VALUES
------------------------------------------------------------------------------------------------------------
                                                    NUMBER OF SECURITIES
                                                   UNDERLYING UNEXERCISED           VALUE OF UNEXERCISED
                                                        OPTIONS/SARS                IN-THE-MONEY OPTIONS
                                                     AT FISCAL YEAR END             AT FISCAL YEAR END(1)
                                                 ---------------------------     ---------------------------
NAME                                             EXERCISABLE   UNEXERCISABLE     EXERCISABLE   UNEXERCISABLE
------------------------------------------------------------------------------------------------------------
Marshall B. Sidman.............................         0               0                0               0
Jerome M. Karp.................................         0               0                0               0
Ronald J. Sidman...............................     8,834          22,666          $66,800       $ 179,700
Benjamin Peltz.................................     6,500          17,000           56,100         152,600
John N. Colantuone.............................     1,668           5,832           14,400          54,000

---------------
(1) Value is based on the difference between the option exercise price and the fair market value at
    December 31, 1994 ($19.25 per share -- the closing sale price of the Company's Common Stock as reported by Nasdaq) multiplied by the number of shares underlying the option.

EMPLOYMENT AGREEMENTS

     On March 23, 1995, the Company entered into employment agreements (the "Agreements") with Ronald J. Sidman and Benjamin Peltz (the "Executives"). Unless otherwise indicated, the provisions of the Agreements are substantially similar. The respective Agreements provide that, initially, Mr. Sidman will serve as President and Mr. Peltz will serve as Senior Vice President and Treasurer of the Company, in each case for a term of five years, provided, however, that the Agreements are automatically renewed for additional three-year periods unless either party gives the other party notice of termination at least 90 days prior to the expiration of the initial or any renewal term (the "Term"). Base salary under the Agreements is currently $214,000 for Mr. Sidman and $177,000 for Mr. Peltz, which amounts may be increased or decreased during the Term in the discretion of the Compensation Committee ("Salary"). The Executives are also entitled to participate in the Company's Annual Incentive Plan ("Annual Bonus"), the Company's 1993 Equity Incentive Plan, and the benefits and benefit plans provided by the Company to its other executive officers during the Term ("Benefits").

     If an Executive is terminated for cause, the Salary and Benefits of the Executive cease immediately and the Executive will not be entitled to receive an Annual Bonus for the year in which the termination for cause occurs. In the event of an Executive's death, the Company will pay the Executive's legal representative an amount equal to his Salary then in effect, in 12 equal monthly installments. In the event an Executive becomes disabled, the Executive will receive an amount equal to his Salary then in effect, in 12 equal monthly installments. Any Annual Bonus amounts due an Executive in the year of his death or disability will be paid on a pro rata basis. In the event the Company or an Executive terminates the Agreement for any reason (other than death, disability or cause), any Annual Bonus to which an Executive is entitled will be paid on a pro rata basis.

     In consideration for their obligation not to disclose the Company's confidential information and not to compete with the Company or solicit its employees during the Term and for a two-year period following termination of their employment by either party for any reason (other than death, disability or cause), the Executives will receive their Salary and Benefits (then in effect) for such two-year period less any amount earned by the Executives from other employment during such period.

     In August, 1994, the Company entered into an employment agreement with Jerome M. Karp. The agreement provides that Mr. Karp will continue to be employed by the Company on a reduced-time basis for a period of five years until his retirement from the Company on August 8, 1999 (the "Term") and will continue to serve as the Vice Chairman of the Board of Directors subject to election by the Board of Directors. The agreement provides for an annual salary of $100,000 and participation by Mr. Karp in the benefits and benefit plans provided by the Company to its executive officers during the Term, except the Company's Annual Incentive Plan and 1993 Equity Incentive Plan.

     If Mr. Karp terminates the agreement for any reason, or if Mr. Karp is terminated for cause, his right to salary and the benefits terminates. In the event of Mr. Karp's death, the Company will pay to Mr. Karp's legal representative the lesser of $100,000 or the balance of salary due Mr. Karp in the fifth year of the Term. In the event Mr. Karp becomes disabled, the Company will pay Mr. Karp the sum of $100,000 in 12 equal monthly installments. In the event of certain corporate transactions (merger, sale of all or substantially all of the Company's assets, or sale of a majority of the Company's Common Stock) the agreement terminates and the Company will pay Mr. Karp in a lump sum payment, the lesser of $100,000 or the balance of the salary due Mr. Karp in the fifth year of the Term.

     As additional consideration for entering into the agreement, Mr. Karp has agreed not to disclose the Company's confidential information and not to compete with the Company or solicit its employees or customers during the Term and for a five-year period following termination of his employment.


                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth, to the knowledge of the Company, the beneficial ownership of the Common Stock of the Company as of September 1, 1995
(except as otherwise indicated) by (i) each director of the Company, (ii) each of the named officers who was serving as executive officers at the end of 1994,
(iii) persons owning more than 5% of the Company's Common Stock, (iv) each Selling Stockholder and (v) all directors and executive officers of the Company as a group. Unless otherwise indicated, each stockholder referred to below has sole voting and investment power with respect to shares listed.

                                                    SHARES                              SHARES TO BE
                                                 BENEFICIALLY                           BENEFICIALLY
                                                     OWNED                                  OWNED
                                               PRIOR TO OFFERING      NUMBER OF        AFTER OFFERING
                                               -----------------     SHARES BEING     -----------------
DIRECTORS AND NAMED EXECUTIVE OFFICERS         NUMBER    PERCENT       OFFERED        NUMBER    PERCENT
--------------------------------------         -------   -------     ------------     -------   -------
Evelyn Sidman(1).............................    581,700   25.8%        400,000       181,700     6.4%
Ronald J. Sidman(2)..........................    271,335   11.9          40,000       231,335     8.0
Benjamin Peltz(3)............................    174,234    7.7          80,000        94,234     3.3
Jerome M. Karp(4)............................     80,260    3.6          80,000           260       *
Fred T. Page(5)..............................      4,800      *               0         4,800       *
John N. Colantuone(6)........................      4,168      *               0         4,168       *
Merton N. Alperin(7).........................      3,000      *               0         3,000       *

5% STOCKHOLDERS
---------------
Estate of Marshall B. Sidman.................    405,540   18.0         400,000         5,540       *
  One Kiddie Drive
  Avon, MA 02322

Santa Monica Partners, L.P.(8)...............    173,000    7.7               0       173,000     6.1
  Two Madison Avenue
  Larchmont, NY

Quest Advisory Corp.(9)......................    197,136    8.7               0       197,136     6.9
Quest Management Company
Charles M. Royce
  1414 Avenue of the Americas
  New York, NY

SELLING STOCKHOLDERS
--------------------
Eleanor J. Karp..............................     57,000    2.5          57,000             0       *
All directors and executive officers as a
  group(10) (12 persons).....................  1,133,230   49.0         600,000       533,230    18.3

---------------
* Less than 1% of outstanding shares of Common Stock.

 (1) Includes 405,540 shares owned beneficially by Mrs. Sidman as the personal representative of the estate of her late husband, Marshall B. Sidman, 400,000 of which are being sold in this Offering. Mrs. Sidman has sole voting and investment power over such shares.

 (2) Includes 19,335 shares issuable to Mr. Sidman pursuant to currently exercisable stock options. Mr. Sidman is the son of Evelyn Sidman.

 (3) Includes 14,334 shares issuable to Mr. Peltz pursuant to currently exercisable stock options. 2,400 shares are owned jointly by Mr. and Mrs. Peltz.

 (4) Includes 57,000 shares owned beneficially by Mr. Karp's wife, Eleanor J. Karp, who has sole voting and investment power with respect to such shares, which are being sold in this Offering. Mr. Karp disclaims any beneficial interest in such shares.

 (5) Includes 3,000 shares issuable to Mr. Page pursuant to currently exercisable options.

 (6) Includes 4,168 shares issuable to Mr. Colantuone pursuant to currently exercisable options.

 (7) Includes 3,000 shares issuable to Mr. Alperin pursuant to currently exercisable options.

 (8) As reported on Schedule 13D filed with the Securities and Exchange Commission in August 1994, Lawrence J. Goldstein, general partner of Santa Monica Partners, L.P., may be deemed to beneficially own 173,000 shares of the Company's outstanding Common Stock and shares voting and dispositive power with Santa Monica Partners, L.P. over such shares.

 (9) As reported on Schedule 13G filed with the Securities and Exchange Commission in February 1995, Quest Advisory Corp., Quest Management Company and Charles M. Royce are members of a "group" within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934; Quest Advisory Corp. has sole voting and dispositive power over 162,636 shares; Quest Management Company has sole voting and dispositive power over 34,500 shares; and Mr. Royce may be deemed to beneficially own the shares of Quest Advisory Corp. and Quest Management Company but disclaims beneficial ownership of the shares held by each.

(10) The total for all directors and executive officers as a group includes 57,170 shares issuable to the directors and officers pursuant to currently exercisable stock options. The total also includes shares owned beneficially by spouses which have been counted only once.

                          DESCRIPTION OF CAPITAL STOCK

     The description of the capital stock below is qualified in its entirety by reference to the Company's Articles of Organization (the "Articles") and By-Laws (the "By-Laws"), copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     The Company is authorized to issue up to 15,000,000 shares of Common Stock, $0.10 par value. On September 1, 1995, there were 2,256,405 shares outstanding.

COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of a majority of the voting power of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election.

     Holders of Common Stock are entitled to receive ratably (based on the number of shares of Common Stock that they hold) such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities. Holders of Common Stock have no preemptive, subscription or redemption rights. The outstanding shares of Common Stock are, and the shares offered by the Company in this offering will be, when issued and paid for, fully paid and nonassessable.

CERTAIN CHARTER AND BY-LAW PROVISIONS

     The Company's Articles and By-Laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Company's Board of Directors and in the policies formulated by the Board and to delay or prevent a change in control of the Company if the Board determines that such a change in control is not in the best interest of the Company and its stockholders. These provisions could have the effect of discouraging certain attempts to acquire the Company or remove incumbent management even if some or a majority of the Company's stockholders deem such an attempt to be in its best interest.

     Pursuant to the By-Laws, the Board shall consist of not less than three Directors. The Company is subject to the provisions of Chapter 156B, Section 50A, of the Massachusetts General Laws, which automatically divides the board of directors into three classes. Pursuant to Section 50A, directors can be removed only for cause by the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of capital stock of the Company generally entitled to vote in the election of directors voting together as a single class. Although Section 50A allows a corporation to elect not to have its provisions apply, the Company has not so elected.

     The By-Laws and Chapter 156B of the Massachusetts General Laws provide that stockholders may take action without a meeting only if all shareholders entitled to vote on the action consent to the action in writing. The written consents must be filed with the records of the meeting of stockholders. This provision may discourage any person or entity from making a tender offer for Common Stock, because such person or entity, even if it acquired a majority of the outstanding voting securities of the Company, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting and not by written consent.

     The By-Laws also require that in order to call a special meeting of stockholders, a single stockholder or a group of stockholders must hold more than forty percent (40%) of the then outstanding shares of common stock of the Company.

     The By-Laws establish procedures, including advance notice procedures, with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and with regard to certain matters to be brought before meetings of stockholders of the Company. In general, notice must be received by the Company not less than 60 days nor more than 90 days prior to the meeting and must contain certain specified information concerning the persons to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.

     The Board of Directors is permitted pursuant to Chapter 156B of the Massachusetts General Laws to consider special factors, such as employee welfare and the future prospects of the Company, in determining what the directors reasonably believe to be in the best interests of the Company when evaluating proposed tender or exchange offers or business combinations.

     The Articles provide that no director of the Company shall be liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty, except to the extent such exculpation from liability is not permitted under applicable law. This provision does not prevent stockholders from obtaining injunctive or other equitable relief against directors nor does it shield directors from liability under federal or state securities laws. The By-Laws provide that the Company shall indemnify its directors and officers to the full extent permitted by law.

MASSACHUSETTS ANTI-TAKEOVER LAWS

     The Company is covered by the provisions of Chapter 110F of the Massachusetts General Laws, the Business Combination Statute. Under Chapter 110F, a Massachusetts corporation with more than 200 stockholders of record may not engage in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless (i) the interested stockholder obtains the approval of the Board of Directors prior to becoming an interested stockholder, (ii) the interested stockholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by certain affiliates of the corporation) at the time it becomes an interested stockholder or (iii) the business combination is approved by both the Board of Directors and the holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). An "interested stockholder" is a person who, together with affiliates and associates, owns (or at any time within the prior three years did own) 5% or more of the outstanding voting stock of the corporation.

A "business combination" includes a merger, a stock or asset sale, and other transactions resulting in a financial benefit to the interested stockholder.

     The By-Laws provide that the provisions of Chapter 110D of the Massachusetts General Laws, the Control Share Statute, will not apply to the Company. The Control Share Statute, however, provides that the Company may in the future become prospectively subject to the statute by vote of its Board of Directors. In general, if this statute were applicable, it would provide that any person or entity that acquired 20% or more of the Company's outstanding voting stock could not vote such stock unless the other stockholders of the Company were to so authorize.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock of the Company is State Street Bank and Trust Company.

                                  UNDERWRITING

     The Underwriters named below have severally agreed with the Company and the Selling Stockholders, subject to the terms and conditions of the Underwriting
Agreement, to purchase the respective numbers of shares of Common Stock set forth opposite their names below.

                                                                                NUMBER
     UNDERWRITER                                                               OF SHARES
     -----------                                                               ---------
     A.G. Edwards & Sons, Inc. ..............................................
     Adams, Harkness & Hill, Inc. ...........................................
                                                                               ---------
       Total.................................................................  1,200,000
                                                                               =========

     The Underwriting Agreement provides that the Underwriters are obligated to purchase all of the shares of Common Stock, if any are purchased.

     The Company has been advised by A.G. Edwards & Sons, Inc. and Adams, Harkness & Hill, Inc., the Representatives of the Underwriters (the "Representatives"), that the Underwriters propose to offer the Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of
$          per share and that the Underwriters and such dealers may reallow a
discount of not in excess of $          per share to other dealers. The public
offering price and the concession and discount to dealers may be changed by the Representatives after the public offering.

     The Company has granted the Underwriters an option, expiring at the close of business on the 30th day subsequent to the date of the Underwriting Agreement, to purchase up to 180,000 additional shares of Common Stock at the public offering price, less the underwriting discount set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely to cover over-allotments, if any, in the sale of the shares. To the extent the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the option shares as the number of shares set forth opposite each Underwriter's name in the preceding table bears to 1,200,000 and the Company will be obligated to sell such shares to the Underwriters.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Act").

     The Company, the Selling Stockholders and all directors of the Company have agreed that they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for, or any rights to purchase or acquire, Common Stock for a period of 180 days after the date of this Prospectus (the "Lockup Period"), except pursuant to the Underwriting Agreement, without the prior written consent of A.G. Edwards & Sons.

     The Representatives have advised the Company that they do not intend to confirm sales to any account over which they exercise discretionary authority.

     The rules of the Securities and Exchange Commission (the "Commission") generally prohibit the Underwriters and other members of the selling group from making a market in the Company's Common Stock during the "cooling-off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted an exemption from these rules that permits passive market making under certain conditions. These rules permit an Underwriter or other member of the selling group, if any, to continue to make a market in the Company's Common Stock subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters and other members of the selling group, if any, may engage in passive market making in the Company's Common Stock during the cooling-off period.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby is being passed upon for the Company by Ropes & Gray, Boston, Massachusetts. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Hale and Dorr, Boston, Massachusetts.

                                    EXPERTS

     The financial statements as of December 31, 1994 and 1993 and for each of the three years in the period ended December 31, 1994 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company is subject to the reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661. Copies of such materials also may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock of the Company is traded on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act of 1933 with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to above are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement reference is hereby made to the exhibit for a more complete description of the matter involved, and each statement shall be deemed qualified in its entirety by such reference. The Registration Statement, including exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, Thirteenth Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies may be obtained at the prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C.


                                 INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
Independent Auditors' Report..........................................................    F-2
Balance Sheets as of December 31, 1993 and 1994 and June 30, 1995 (unaudited).........    F-3
Statements of Income for the years ended December 31, 1992, 1993 and 1994 and for the
  six months ended June 30, 1994 and 1995 (unaudited).................................    F-4
Statements of Stockholders' Equity for the years ended December 31, 1992, 1993 and
  1994 and for the six months ended June 30, 1995 (unaudited).........................    F-5
Statements of Cash Flows for the years ended December 31, 1992, 1993 and 1994 and for
  the six months ended June 30, 1994 and 1995 (unaudited).............................    F-6
Notes to Financial Statements.........................................................    F-7

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of The First Years Inc. (formerly Kiddie Products, Inc.)
Avon, Massachusetts

We have audited the accompanying balance sheets of The First Years Inc. (formerly Kiddie Products, Inc.) as of December 31, 1993 and 1994, and the related statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of The First Years Inc. as of December 31, 1993 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
---------------------

March 8, 1995
  (March 23, 1995 as to the
  third paragraph of Note 4)


                              THE FIRST YEARS INC.

                                 BALANCE SHEETS

                                                                                          JUNE 30
                                                                  DECEMBER 31,          -----------
                                                            -------------------------      1995
                                                    NOTES      1993          1994       -----------
                                                    -----   -----------   -----------   (UNAUDITED)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.......................  1,8     $ 2,712,267   $ 2,329,041   $ 1,166,032
  Accounts receivable (less allowance for doubtful
     accounts, $185,000 in 1993 and 1994).........  8         7,212,732     9,266,235    13,634,471
  Inventories.....................................  1         8,229,450    10,413,835    13,810,500
  Prepaid expenses and other assets...............  5           242,606       295,921       234,832
  Deferred tax asset..............................  1,3         661,000       624,500       624,500
                                                            -----------   -----------   -----------
     Total current assets.........................           19,058,055    22,929,532    29,470,335
                                                            -----------   -----------   -----------
PROPERTY, PLANT, AND EQUIPMENT:...................  1
  Land............................................              167,266       167,266       167,266
  Building........................................            3,737,861     3,737,861     3,737,861
  Machinery and molds.............................            4,424,509     5,413,075     5,778,628
  Furniture and equipment.........................            2,859,023     2,986,905     3,079,047
                                                            -----------   -----------   -----------
     Total........................................           11,188,659    12,305,107    12,762,802
  Less accumulated depreciation...................            5,714,000     6,381,854     6,847,009
                                                            -----------   -----------   -----------
     Property, plant, and equipment -- net........            5,474,659     5,923,253     5,915,793
                                                            -----------   -----------   -----------
          TOTAL ASSETS............................          $24,532,714   $28,852,785   $35,386,128
                                                            ===========   ===========   ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt...............  2       $   133,333   $   133,333   $   133,333
  Short-term borrowings...........................                                        3,300,000
  Accounts payable................................            2,484,489     4,034,263     5,399,278
  Accrued benefit plans expense...................  6           635,685       259,557       202,500
  Accrued payroll expenses........................               52,382       782,890       624,541
  Accrued selling expenses........................  1           398,638       256,161       155,539
  Federal and state income taxes payable..........  1,3         227,700       218,500       713,923
                                                            -----------   -----------   -----------
     Total current liabilities....................            3,932,227     5,684,704    10,529,114
                                                            -----------   -----------   -----------
LONG-TERM DEBT -- Less portion due currently......  2           366,667       233,334       166,667
DEFERRED INCOME TAXES.............................  1,3         514,100       584,800       584,800
COMMITMENTS AND CONTINGENCIES.....................  4,5,8
STOCKHOLDERS' EQUITY:.............................  6
  Authorized 7,500,000 shares as of December 31,
     1993 and 1994 and 15,000,000 shares as of
     June 30, 1995 of Common Stock, $.10 par
     value........................................              224,826       225,043       225,229
  Paid-in capital.................................               75,354        98,194       116,951
  Retained earnings...............................           19,419,540    22,026,710    23,763,367
                                                            -----------   -----------   -----------
     Total stockholders' equity...................           19,719,720    22,349,947    24,105,547
                                                            -----------   -----------   -----------
          TOTAL LIABILITIES AND STOCKHOLDERS'
            EQUITY................................          $24,532,714   $28,852,785   $35,386,128
                                                            ===========   ===========   ===========

                       See notes to financial statements.


                                     THE FIRST YEARS INC.

                                     STATEMENTS OF INCOME

                                                                                  SIX MONTHS ENDED
                                           YEARS ENDED DECEMBER 31,                   JUNE 30,
                                    ---------------------------------------   -------------------------
                            NOTES      1992          1993          1994          1994          1995
                            -----   -----------   -----------   -----------   -----------   -----------
                                                                                     (UNAUDITED)
INCOME:
  Net sales...............   1,7    $45,267,323   $46,124,088   $53,233,109   $27,069,361   $35,878,526
  Interest income.........              154,913        66,204        66,605        17,577        11,566
                                    -----------   -----------   -----------   -----------   -----------
     Total income.........           45,422,236    46,190,292    53,299,714    27,086,938    35,890,092
                                    -----------   -----------   -----------   -----------   -----------
COSTS AND EXPENSES:
  Cost of products sold...   1       23,645,594    26,653,704    29,498,457    15,208,444    20,973,464
  Selling, general, and
     administrative
     expenses.............   1,6     18,429,803    17,857,049    18,915,908     9,244,519    11,335,877
  Severance-related
     expenses.............   9          --            373,000       --            --            --
  Interest expense........               31,961        28,912        24,575        13,593        48,243
                                    -----------   -----------   -----------   -----------   -----------
     Total costs and
       expenses...........           42,107,358    44,912,665    48,438,940    24,466,556    32,357,584
                                    -----------   -----------   -----------   -----------   -----------
INCOME BEFORE INCOME
  TAXES...................            3,314,878     1,277,627     4,860,774     2,620,382     3,532,508
                                    -----------   -----------   -----------   -----------   -----------
PROVISION FOR INCOME
  TAXES...................   1,3      1,385,100       481,500     1,871,400       995,800     1,413,000
                                    -----------   -----------   -----------   -----------   -----------
NET INCOME................          $ 1,929,778   $   796,127   $ 2,989,374   $ 1,624,582   $ 2,119,508
                                    ===========   ===========   ===========   ===========   ===========
EARNINGS PER SHARE........   1            $0.86         $0.35         $1.33         $0.72         $0.91
                                    ===========   ===========   ===========   ===========   ===========
AVERAGE NUMBER OF COMMON
  AND COMMON EQUIVALENT
  SHARES OUTSTANDING......   1        2,248,260     2,248,260     2,248,622     2,248,260     2,330,399
                                    ===========   ===========   ===========   ===========   ===========
DIVIDENDS PAID PER
  SHARE...................                $0.17         $0.17         $0.17         $0.17         $0.17
                                    ===========   ===========   ===========   ===========   ===========

                       See notes to financial statements.


                                     THE FIRST YEARS INC.

                              STATEMENTS OF STOCKHOLDERS' EQUITY

       YEARS ENDED DECEMBER 31, 1992, 1993, AND 1994 AND SIX MONTHS ENDED JUNE 30, 1995

                                                              COMMON STOCK
                                                        ------------------------      PAID-IN       RETAINED
                                              NOTES       SHARES       PAR VALUE      CAPITAL       EARNINGS
                                              -----     ----------     ---------     ---------     -----------
BALANCE, JANUARY 1, 1992....................               749,420     $  74,942     $ 225,238     $17,450,549
  Stock split, three-for-one................    1        1,498,840       149,884      (149,884)
  Dividends paid............................                                                          (374,710)
  Net income................................                                                         1,929,778
                                                        ----------     ---------     ---------     -----------
BALANCE, DECEMBER 31, 1992..................             2,248,260       224,826        75,354      19,005,617
  Dividends paid............................                                                          (382,204)
  Net income................................                                                           796,127
                                                        ----------     ---------     ---------     -----------
BALANCE, DECEMBER 31, 1993..................             2,248,260       224,826        75,354      19,419,540
  Stock issued under stock option plans.....    6            2,170           217        22,840
  Dividends paid............................                                                          (382,204)
  Net income................................                                                         2,989,374
                                                        ----------     ---------     ---------     -----------
BALANCE, DECEMBER 31, 1994..................             2,250,430       225,043        98,194      22,026,710
  Stock issued under stock option plans
     (unaudited)............................                 1,860           186        18,757
  Dividends paid (unaudited)................                                                          (382,851)
  Net income (unaudited)....................                                                         2,119,508
                                                        ----------     ---------     ---------     -----------
BALANCE, JUNE 30, 1995 (unaudited)..........             2,252,290     $ 225,229     $ 116,951     $23,763,367
                                                        ==========     =========     =========     ===========

                       See notes to financial statements.


                                                   THE FIRST YEARS INC.

                                                 STATEMENTS OF CASH FLOWS

                                                                                                 SIX MONTHS ENDED JUNE 30,
                                                         YEARS ENDED DECEMBER 31,
                                                -------------------------------------------     ---------------------------
                                                   1992            1993            1994            1994            1995
                                                -----------     -----------     -----------     -----------     -----------
                                                                                                        (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income..................................  $ 1,929,778     $   796,127     $ 2,989,374     $ 1,624,582     $ 2,119,508
  Adjustments to reconcile net income to net
    cash provided by (used for) operating
    activities:
    Depreciation..............................      632,357         778,652         878,250         404,042         465,155
    Provision for doubtful accounts...........      273,393          17,177          23,673          61,051          73,009
    (Gain) loss on disposal of equipment......       94,098         105,170          47,877          (9,926)           (200)
    Increase (decrease) arising from working
      capital items:
      Accounts receivable.....................   (1,075,833)       (994,400)     (2,077,176)     (2,895,096)     (4,441,245)
      Inventories.............................     (445,553)       (931,295)     (2,184,385)       (274,950)     (3,396,665)
      Prepaid expenses and other assets.......      (27,703)        (42,222)        (53,315)       (155,603)         61,089
      Accounts payable........................      769,740          20,979       1,549,774         771,441       1,365,015
      Accrued benefit plans expense...........       17,471         (51,060)       (376,128)       (488,742)        (57,057)
      Accrued payroll expenses................      150,282        (366,866)        730,508         487,357        (158,349)
      Accrued selling expenses................      (45,939)        (95,394)       (142,477)       (263,638)       (100,622)
      Federal and state income taxes
        payable...............................       19,200         (72,100)         (9,200)        261,600         495,423
    Change in deferred income taxes...........      (41,700)         51,800         107,200         --              --
    Decrease in other long-term liabilities...      (60,796)        --              --              --              --
                                                -----------     -----------     -----------     -----------     -----------
        Net cash provided by (used for)
          operating activities................    2,188,795        (783,432)      1,483,975        (477,882)     (3,574,939)
                                                -----------     -----------     -----------     -----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES --
  Purchase of property, plant, and
    equipment.................................   (2,574,445)       (794,222)     (1,374,721)       (599,993)       (457,495)
                                                -----------     -----------     -----------     -----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayment of industrial revenue bonds.......     (133,334)       (133,333)       (133,333)        (66,667)        (66,667)
  Dividends paid..............................     (374,710)       (382,204)       (382,204)       (382,204)       (382,851)
  Common stock issued under stock option
    plans.....................................      --              --               23,057         --               18,943
  Net proceeds from short-term borrowings.....      --              --              --              --            3,300,000
                                                -----------     -----------     -----------     -----------     -----------
        Net cash provided by (used for)
          financing activities................     (508,044)       (515,537)       (492,480)       (448,871)      2,869,425
                                                -----------     -----------     -----------     -----------     -----------
DECREASE IN CASH AND
  CASH EQUIVALENTS............................     (893,694)     (2,093,191)       (383,226)     (1,526,746)     (1,163,009)
CASH AND CASH EQUIVALENTS, BEGINNING OF
  YEAR........................................    5,699,152       4,805,458       2,712,267       2,712,267       2,329,041
                                                -----------     -----------     -----------     -----------     -----------
CASH AND CASH EQUIVALENTS,
  END OF YEAR.................................  $ 4,805,485     $ 2,712,267     $ 2,329,041     $ 1,185,521     $ 1,166,032
                                                ===========     ===========     ===========     ===========     ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION --
  Cash paid during the year for:
    Interest..................................  $    31,961     $    28,912     $    24,575     $    13,593     $    48,243
                                                ===========     ===========     ===========     ===========     ===========
    Income taxes..............................  $ 1,407,600     $   501,800     $ 1,773,400     $   734,200     $   917,577
                                                ===========     ===========     ===========     ===========     ===========

                       See notes to financial statements.

                              THE FIRST YEARS INC.

                         NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Business -- The First Years Inc. (formerly Kiddie Products, Inc.) (the Company) is a developer, marketer, and distributor of certain basic accessory and related products for infants and toddlers. The Company was founded and incorporated in 1952. Since its inception, the Company has engaged in this single line of business, with one class of similar products. The following is a summary of significant accounting policies.

     Interim Financial Information -- The Balance Sheet as of June 30, 1995, the Statements of Income for the six months ended June 30, 1994 and 1995, the Statement of Stockholders' Equity for the six months ended June 30, 1995 and the Statements of Cash Flows for the six months ended June 30, 1994 and 1995 are unaudited. All adjustments and accruals (consisting only of normal recurring adjustments) have been made, which in the opinion of management are necessary for a fair presentation. Results of operations for the six months ended June 30, 1995 are not necessarily indicative of the results that may be expected for any future period.

     Revenue Recognition -- Revenue is recognized when products are shipped.

     Cash Equivalents -- Highly liquid investments with a maturity of three months or less when purchased have been classified as cash equivalents in the accompanying financial statements. Such investments are carried at cost which approximates market value.

     Inventories -- Inventories are stated at the lower of cost (first-in, first-out) or market. Inventories consist principally of finished goods, unpackaged components, and supplies.

     Property, Plant, and Equipment -- Property, plant, and equipment is stated at cost. Depreciation is provided based on the estimated useful lives of the various classes of assets (building, 15 to 40 years; machinery and molds, 5 to 10 years; furniture and equipment, 5 to 10 years) using the straight-line method.

     Income Taxes -- Deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates.

     Earnings Per Share -- Earnings per share are based on the weighted average number of shares outstanding during each year (retroactively adjusted to reflect the three-for-one stock split effected on December 15, 1992) and common equivalent shares, consisting of the effect of stock options outstanding, if dilutive (see Note 6).

     Research and Development Costs -- Research and development costs are expensed as incurred. During 1992, 1993, and 1994, research and development costs approximated $1,707,000, $1,493,000 and $1,466,000, respectively.

     Foreign Currency Translation -- The Company's functional currency is the U.S. dollar. Accordingly, monetary assets and liabilities of the Company's foreign operations are translated from the respective local currency to the U.S. dollar using year-end exchange rates while nonmonetary items are translated at historical rates. Income and expense accounts are translated at the average rates in effect during the year. Accordingly, translation adjustments and transaction gains and losses are recognized in income in the year of occurrence and are recorded as a component of cost of sales.

     Foreign Exchange Contracts -- The Company enters into forward exchange contracts to minimize the impact of fluctuations in currency exchange rates on future cash flows emanating from sales denominated in foreign currencies. The Company does not purchase such contracts for trading purposes. Gains and losses related to foreign exchange contracts which qualify as accounting hedges of firm commitments are deferred and recognized in income when the hedged transaction occurs. Gains and losses related to foreign exchange contracts which do not qualify for hedge accounting are marked to market currently and recognized as a foreign currency transaction gain or loss.

                              THE FIRST YEARS INC.

2.  DEBT

     Long-term debt consists of unsecured industrial revenue bonds (IRB), with interest payable quarterly at 65% of the prime rate (3.9% and 5.5% at December 31, 1993 and 1994, respectively) and principal payable in equal quarterly installments of $33,333 through September 30, 1997.

     Under the terms of the IRB agreement, the Company must comply with certain covenants, none of which impose a significant limitation on the Company.

     The Company has available unsecured lines of credit totaling $9,000,000 with two banks. Both lines are subject to annual renewal and require no compensating balances. One line bears interest at the prime rate and the other line bears interest at the prime interest rate less 0.25%. During first six months of 1995, the Company borrowed various amounts up to $3,300,000 (unaudited). As of June 30, 1995 a balance of $3,300,000 (unaudited) remains outstanding which bears interest at 8.8% (unaudited).

3.  INCOME TAXES

     Components of the Company's net deferred tax asset at December 31 are as follows:

                                                                       1993         1994
                                                                     --------     --------
      Deferred tax assets:
        Reserves not currently deductible..........................  $166,900     $ 62,900
        Capitalized packaging costs not currently deductible.......   239,700      360,200
        Capitalized inventory costs not currently deductible.......   172,900      116,900
        Other......................................................    81,500       84,500
                                                                     --------     --------
                                                                      661,000      624,500
      Valuation allowance..........................................        --           --
                                                                     --------     --------
                                                                      661,000      624,500
                                                                     --------     --------
      Deferred tax liabilities:
        Excess tax depreciation over financial reporting
           depreciation............................................   509,000      580,300
        Other......................................................     5,100        4,500
                                                                     --------     --------
                                                                      514,100      584,800
                                                                     --------     --------
      Net deferred tax asset.......................................  $146,900     $ 39,700
                                                                     ========     ========

     There was no change in the valuation allowance for the years ended December 31, 1993 and 1994.


     The provision for income taxes consists of the following:

                                                             1992        1993        1994
                                                          ----------   ---------  -----------
      Federal:
        Current.........................................  $1,096,600    $352,300   $1,432,700
        Deferred........................................     (41,700)     51,800      107,200
                                                          ----------    --------   ----------
      Total.............................................   1,054,900     404,100    1,539,900
      State.............................................     330,200      77,400      331,500
                                                          ----------    --------   ----------
      Total.............................................  $1,385,100    $481,500   $1,871,400
                                                          ==========    ========   ==========

                              THE FIRST YEARS INC.

3.  INCOME TAXES (CONTINUED)

     A reconciliation of the statutory federal income tax rate and the effective tax rate as a percentage of pretax income is as follows:

                                                                     1992     1993     1994
                                                                     ----     ----     ----
        Statutory rate...........................................    34.0%    34.0%    34.0%
        State income taxes, net of federal income tax benefit....     6.5      4.0      4.5
        Other....................................................     1.3     (0.3)
                                                                     ----     ----     ----
                                                                        -        -        -
        Effective rate...........................................    41.8%    37.7%    38.5%
                                                                     ====     ====     ====

4.  COMMITMENTS AND CONTINGENCIES

     Foreign Exchange Contracts -- During 1994, the Company entered into forward exchange contracts with a bank whereby the Company is committed to deliver foreign currency at predetermined rates. The contracts expire within one year. The Company's future commitment under these contracts approximated $3,100,000 as of December 31, 1994. At December 31, 1994, the exchange rates for such currencies covered by the contracts approximated the predetermined rates included therein.

     Other Commitments -- At December 31, 1993 and 1994, letters of credit outstanding aggregated approximately $1,232,000 and $1,275,000, respectively.

     During 1994, the Company entered into an employment agreement with an executive officer which provides for an annual salary of $100,000 through August 1999. On March 23, 1995, the Company entered into employment agreements with two key senior executive officers which provide for aggregate annual base salaries through March 2000, of $391,000 subject to any increases or decreases established from time to time in the discretion of the Compensation Committee of the Board of Directors and, in the event of termination, provide for noncompetition payments for two years equal to their annual base salaries.

     Contingencies -- The Company is involved in legal proceedings which have arisen in the ordinary course of business. Management believes the outcome of these proceedings will not have a material adverse impact on the Company's financial condition or operating results.

5.  ROYALTIES

     During 1994, the Company entered into an agreement which provides for the payment of royalties on sales of certain licensed products. The agreement has a term of two years ending on December 31, 1996 and requires a minimum royalty payment of $625,000 during the term of the agreement.

6.  BENEFIT PLANS

     Defined Contribution Plan -- The Company has a defined contribution trusteed benefit plan covering eligible employees, requiring annual contributions based upon certain percentages of salaries of employees. The Company's policy is to fund pension expense accrued. Pension expense aggregated $695,000, $661,000, and $267,000 in 1992, 1993, and 1994, respectively.

     Stock Option Plans -- In May 1993, the Company's stockholders approved the adoption of the Kiddie Products, Inc. 1993 Equity Incentive Plan and the Kiddie Products, Inc. 1993 Stock Option Plan for Non-employee Directors (the plans) which cover key salaried employees and directors of the Company. The Board of Directors has reserved 220,000 shares for issuance under the plans. The exercise price for the options granted may not be less than the fair market value of the optioned stock at the date of grant, 110% of fair market value in the case of options granted to a 10% stockholder.
     Options granted must be exercised within the period prescribed by the Compensation Committee of the Board of Directors; the options vest in accordance with the vesting provisions prescribed at the time of grant.

                              THE FIRST YEARS INC.

6.  BENEFIT PLANS (CONTINUED)

     A summary of activity of stock options granted under the plans is as follows:

                                                                                        NUMBER
                                                                                          OF
                                                                                       OPTIONS
                                                                        NUMBER OF      AVAILABLE
                                                   EXERCISE PRICE        OPTIONS         FOR
                                                      PER SHARE        OUTSTANDING      GRANT
                                                  -----------------    -----------     --------
    January 1, 1993
      Authorized................................                                         220,000
      Granted...................................  $10.63 to $11.69       103,000        (103,000)
      Canceled..................................       $10.63             (1,000)          1,000
                                                                        --------       ---------
    December 31, 1993...........................                         102,000         118,000
      Granted...................................   $9.13 to $11.25        63,150         (63,150)
      Canceled..................................   $9.13 to $10.63       (10,414)         10,414
      Exercised.................................       $10.63             (2,170)
                                                                        --------       ---------
    December 31, 1994...........................                         152,566          65,264
                                                                        ========       =========

     At December 31, 1994, 33,192 options were exercisable at $10.63 to $11.69 per share.

7.  MAJOR CUSTOMERS

     The Company derived 10% or more of its sales from its largest customer. Such amounts aggregated $11,526,000, $12,920,000, and $14,256,000 in 1992, 1993,
and 1994, respectively. The Company's second largest customer accounted for sales of $9,031,000, $8,814,000, and $12,118,000 in 1992, 1993, and 1994,
respectively. No other customer accounted for 10% or more of the Company's sales.

8.  CONCENTRATIONS OF CREDIT RISK

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, trade receivables and forward exchange contracts (see Note 4). The Company's cash equivalents consist of money market funds placed with major banks and financial institutions. The Company's trade receivables principally include amounts due from retailers geographically dispersed. The Company's two largest customers accounted for 54% and 61% of the trade receivables outstanding at December 31, 1993 and 1994, respectively. The Company routinely assesses the financial strength of its customers and purchases credit insurance to limit its potential exposure to trade receivable credit risks. The Company routinely assesses the financial strength of the bank which is the counterparty to the forward exchange contracts. As of December 31, 1994, management believes it had no significant exposure to credit risks.

9.  SEVERANCE-RELATED EXPENSES

     In July 1993, to improve operating productivity, the Company streamlined staff and outsourced certain packaging and product assembly operations. As a result, 34 employees were laid off. Severance-related expenses relating to the layoffs amounted to a pretax charge of $373,000 and primarily consisted of severance pay, benefit considerations and outplacement services, which were paid by December 31, 1994.

                                  * * * * * *

===============================================================================
  NO DEALER, SALESMAN, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR SINCE THE DATES AS OF WHICH INFORMATION IS SET FORTH HEREIN. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     3
Risk Factors..........................     5
Use of Proceeds.......................     6
Price Range of Common Stock...........     7
Capitalization........................     8
Selected Financial Data...............     9
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    10
Business..............................    12
Management............................    21
Principal and Selling Stockholders....    25
Description of Capital Stock..........    27
Underwriting..........................    29
Legal Matters.........................    30
Experts...............................    30
Additional Information................    30
Index to Financial Statements.........   F-1

================================================================================

================================================================================


                                1,200,000 SHARES



                              THE FIRST YEARS INC.



                                  COMMON STOCK





                              --------------------
                                   PROSPECTUS
                              --------------------





                           A.G. EDWARDS & SONS, INC.

                          ADAMS, HARKNESS & HILL, INC.

                                               , 1995
================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the National
Association of Securities Dealers, Inc. ("NASD") filing fee and the Nasdaq
National Market Listing fee.

                                                                                   PAYABLE BY
                                                                    PAYABLE         SELLING
     ITEM                                              AMOUNT      BY COMPANY     STOCKHOLDERS
     ----                                             --------     ----------     ------------
     SEC Registration Fee...........................  $  9,577      $  4,789        $  4,788
     NASD Filing Fee................................     3,191         1,595           1,596
     Nasdaq National Market Listing Fee.............    15,600        15,600              --
     Blue Sky Fees and Expenses.....................    12,000         6,000           6,000
     Transfer Agent and Registrar Fees..............     3,500         1,750           1,750
     Accounting Fees and Expenses...................    50,000        25,000          25,000
     Legal Fees and Expenses........................   200,000       100,000         100,000
     Printing Expenses..............................    50,000        25,000          25,000
     Miscellaneous..................................    16,132         8,066           8,066
                                                      --------      --------        --------
               Total................................  $360,000      $187,800        $172,200
                                                      ========      ========        ========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Registrant's Articles of Organization provide that the Company's Directors shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the exculpation from liabilities is not permitted under the Massachusetts Business Corporation Law as in effect at the time such liability is determined. The By-Laws provide that the Registrant shall indemnify its directors and officers to the full extent permitted by the laws of The Commonwealth of Massachusetts.

     In addition, the Company holds a Directors and Officers Liability and Corporate Indemnification Policy.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     Not applicable.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     The following is a list of exhibits filed as a part of this registration statement.

(a) Exhibits

EXHIBIT
NUMBER                                       DESCRIPTION
------                                       -----------
  1      Form of Underwriting Agreement.*
  3.1    Restated Articles of Organization as currently in effect.**
  3.2    By-Laws of the Company and any amendments thereto, as currently in effect (filed as
         Exhibit (3)(ii) on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).
  4      Specimen Certificate for shares of Common Stock, $.10 par value of the Company.*
  5      Opinion of Ropes & Gray.*

EXHIBIT
NUMBER                                       DESCRIPTION
------                                       -----------
 10.1    Security and Trust Agreement among Town of Avon, acting by and through its
         Industrial Development Financing Authority, The First Years Inc., and State Street
         Bank and Trust Company relating to issuance of industrial revenue bonds, dated as of
         October 1, 1982 (filed as Exhibit (10)(c) on Form 10-K for the year ended December
         31, 1994 and incorporated herein by reference).
 10.2    Bond Purchase Agreement among Town of Avon, acting by and through its Industrial
         Development Financing Authority, The First Years Inc., and State Street Bank and
         Trust Company, dated as of October 1, 1982 (filed as Exhibit (10)(d) on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).
 10.3    Loan Agreement between Town of Avon, acting by and through its Industrial
         Development Financing Authority, and The First Years Inc., dated as of October 1,
         1982 (filed as Exhibit (10)(e) on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference)
 10.4    Put Agreement between State Street Bank and Trust Company and The First Years Inc.,
         dated as of October 1, 1982 (filed as Exhibit (10)(f) on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).
 10.5    The First Years Inc. 1993 Equity Incentive Plan, as amended through January 19, 1995
         (filed as Exhibit (10)(g) on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).
 10.6    Agreement between The First Years Inc. and Jerome M. Karp dated August 8, 1994
         (filed as Exhibit 10(c) to the Form 10-Q Report for the quarter ended June 30, 1994 and incorporated herein by reference).
 10.7    Employment Agreement between The First Years Inc. and Benjamin Peltz, dated March
         23, 1995 (filed as Exhibit (10)(j) on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).
 10.8    Employment Agreement between The First Years Inc. and Ronald J. Sidman, dated March
         23, 1995 (filed as Exhibit (10)(k) on Form 10-K for the year ended December 31, 1994 and incorporated herein by reference).
 10.9    The First Years Inc. 1993 Stock Option Plan for Non-employee Directors, as amended through January 19, 1995 (filed as Exhibit (10)(h) on Form 10-K for the year ended
         December 31, 1994 and incorporated herein by reference).
 10.10   The First Years Inc. 1995 Restated Annual Incentive Plan, effective as of July 1,
         1995.*
 10.11   Agreement with The Walt Disney Company dated March 28, 1994.*
 11      Statement re: Computation of Per Share Earnings.*
 23.1    Consent of Ropes & Gray (contained in its opinion filed as Exhibit 5 hereto).
 23.2    Deloitte & Touche LLP consent and report on Schedule.*
 24      Power of Attorney (included in the signature page of this Registration Statement).

---------------

 * Filed herewith.

** To be filed by Amendment.

(b) Financial Statement Schedule -- Schedule II, Valuation and Qualifying Accounts

     Report of Independent Accountants on Financial Schedule (see Exhibit 23.2)

ITEM 17.  UNDERTAKINGS

     (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under "Item
14 -- Indemnification of Directors and Officers" above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Avon, Commonwealth of Massachusetts, on this 14th day of September, 1995.

                                          THE FIRST YEARS INC.



                                          By: /s/  RONALD J. SIDMAN
                                            ------------------------------------
                                            Ronald J. Sidman
                                            Chairman of the Board of Directors,
                                            Chief Executive Officer and
                                              President


                               POWER OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby authorizes Ronald J. Sidman, Benjamin Peltz and Gitta M. Kurlat and each of them, with full power of substitution, to execute in the name and on behalf of such person any amendment (including any post-effective amendment) to this Registration Statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act) and to file the same, with exhibits thereto, and other documents in connection therewith, making such changes in this Registration Statement as the person(s) so acting deems appropriate, and appoints each of such persons, each with full power of substitution, attorney-in-fact to sign any amendment
(including any post-effective amendment) to this Registration Statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act) and to file the same, with exhibits thereto, and other documents in connection therein.

               SIGNATURE                               TITLE                       DATE
               ---------                               -----                       ----
         /s/  RONALD J. SIDMAN              Chief Executive Officer,        September 14, 1995
         ----------------------             Chairman of the Board of
             Ronald Sidman                  Directors and President
                                            (Chief Executive Officer)

          /s/  JEROME M. KARP               Vice Chairman of the Board      September 14, 1995
         ----------------------             of Directors
             Jerome M. Karp

          /s/  BENJAMIN PELTZ               Treasurer, Senior Vice          September 14, 1995
         ----------------------             President and Director
             Benjamin Peltz                 (Chief Financial and
                                            Accounting Officer)

           /s/  EVELYN SIDMAN               Director                        September 14, 1995
         ----------------------
             Evelyn Sidman

           /s/  FRED T. PAGE                Director                        September 14, 1995
         ----------------------
              Fred T. Page

         /s/  MERTON N. ALPERIN             Director                        September 14, 1995
         ----------------------
           Merton N. Alperin


                                                                     SCHEDULE II

                              THE FIRST YEARS INC.

                       VALUATION AND QUALIFYING ACCOUNTS

                 YEARS ENDED DECEMBER 31, 1992, 1993, AND 1994

                                                                 ADDITIONS
                                                                  CHARGED
                                                      BALANCE,   TO COSTS                    BALANCE,
                                                     BEGINNING     AND                         END
DESCRIPTION                                           OF YEAR    EXPENSES   DEDUCTIONS(1)    OF YEAR
-----------                                          ---------   --------   -------------    -------
VALUATION ACCOUNTS DEDUCTED FROM ASSETS TO WHICH
  THEY APPLY:
  Allowance for Doubtful Accounts:
     Year ended December 31:
       1992........................................  $ 270,000   $273,393      $273,393      $270,000
                                                     =========   ========      ========      ========
       1993........................................  $ 270,000   $ 17,177      $102,177      $185,000
                                                     =========   ========      ========      ========
       1994........................................  $ 185,000   $ 23,673      $ 23,673      $185,000
                                                     =========   ========      ========      ========

(1) Net accounts written off.


                                       S-1